UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of January, 2012

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

NOTICE REGARDING NTT DATA CORPORATION’S COMMENCEMENT OF A TENDER OFFER FOR JBIS HOLDINGS, INC. COMMON SHARES

On January 31, 2012, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan on which its securities are traded a notice regarding the commencement of a tender offer by NTT DATA CORPORATION, a subsidiary of NTT, for JBIS Holdings, Inc.’s common shares. Attached is an English translation of the notice filed with the Tokyo Stock Exchange.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By		/s/ Koji Ito
	Name:	Koji Ito
	Title:	General Manager
Finance and Accounting Department

Date: January 31, 2012

January 31, 2012

Company Name: Nippon Telegraph and Telephone Corporation

Representative: Satoshi Miura, President and CEO

(Code No.: 9432, First section of Tokyo, Osaka and Nagoya Stock Exchanges and

Fukuoka and Sapporo Stock Exchanges)

NOTICE REGARDING NTT DATA CORPORATION’S COMMENCEMENT OF A TENDER OFFER

FOR JBIS HOLDINGS, INC. COMMON SHARES

NTT DATA CORPORATION (“NTT DATA”), a subsidiary of Nippon Telegraph and Telephone Corporation (“NTT”), has announced today its decision, adopted at its Board of Directors’ meeting held today, to acquire common shares of JBIS Holdings, Inc. (Code Number: 3820, First Section of the Tokyo Stock Exchange) through a tender offer. For more details, please see the attached press release by NTT DATA.

For further inquiries, please contact:

Takayuki Kimura or Yusuke Aida
Investor Relations Office
Finance and Accounting Department
Nippon Telegraph and Telephone Corporation
Phone:	+81-3-5205-5581
Fax:	+81-3-5205-5589

[Translation]

January 31, 2012

Company Name:	NTT DATA CORPORATION
Representative:	Toru Yamashita
Representative Director and President
(Code Number: 9613, First Section of the Tokyo Stock Exchange)
Contact:	Takashi Kanae, Senior Manager
Investor Relations Office
(Tel: +81-3-5546-9962)

NOTICE REGARDING COMMENCEMENT OF TENDER OFFER FOR SHARES

OF JBIS HOLDINGS, INC.

NTT DATA CORPORATION (hereinafter the “Company” or the “Tender Offeror”) resolved, at its Board of Directors’ meeting held on January 31, 2012, to acquire JBIS Holdings, Inc.’s (Code Number: 3820, First Section of the Tokyo Stock Exchange; hereinafter “JBIS”) ordinary shares (hereinafter the “JBIS Shares”) through a tender offer (hereinafter the “Tender Offer”), pursuant to the Financial Instruments and Exchange Act (Act No. 25 of 1948, as amended; hereinafter the “Act”). The “shares” within this notice refer to rights relating to the shares purchased.

1.	Purpose of the Tender Offer

(1)	Outline of the Tender Offer

The Company resolved, at its Board of Directors’ meeting held on January 31, 2012, to commence the Tender Offer in order to implement a transaction to privatize and make JBIS its subsidiary, by giving shareholder status only to the Company and JSF, subject to the condition that, as stated in “ Acquisition of All Shares Through Use of Class Shares Subject To Class-Wide Call” of “(4) Reorganization and Other Policies After the Tender Offer (Matters regarding the So-called Two-Step Acquisitions)” below, the total number of JBIS Shares tendered the Tender Offer (excluding the number of JBIS Shares tendered by Japan Securities Finance Co., Ltd. (hereinafter “JSF”) (4,059,527 shares (ownership ratio: 12.38%)) and the number of JBIS Shares tendered by NIHON Building, Co., Ltd. (hereinafter “NBC”) (131,250 shares (ownership ratio: 0.40%))) reaches or exceeds the number of shares that is used as the threshold number in implementing the series of procedures (hereinafter the “Privatization Procedures”) stated in “ Acquisition of All Shares Through Use of Class Shares Subject To Class-Wide Call” of “(4) Reorganization and Other Policies After the Tender Offer (Matters regarding the So-called Two-Step Acquisitions)” below (as defined in (Note 1) below, hereinafter the “Threshold Number of Shares”). The Company executed a Tender Offer Agreement (hereinafter the “Agreement”) with JBIS’s majority shareholder, Japan Securities Finance Co., Ltd. (hereinafter “JSF”) effective January 31, 2012. Under the Agreement, JSF will tender 4,059,527 shares (ownership ratio: 12.38%) out of its 10,579,727 shares in JBIS (ownership ratio: 32.27%), and to have its subsidiary, NIHON Building, Co., Ltd. (hereinafter “NBC”) tender all of its 131,250 shares in JBIS (ownership ratio: 0.4%). (However, if the Company requests JSF to tender additional shares in the Tender Offer, JSF is to consider such request in good faith.) As a strategic response in the securities industry, through the Tender Offer Agreement, the Company and JSF agreed that JSF will continue to hold a portion of JBIS Shares (6,520,200 shares (ownership ratio: 19.89%)) after the execution of the Tender Offer, in order to maintain a relationship with JSF, which has various connections, an established customer base and assets in the securities industry.

For details on the Agreement, please see “(3) Material Agreement Relating to the Tender Offer Between the Tender Offeror and JBIS’s Shareholders.”

The expected minimum number of shares to be purchased in the Tender Offer is set at 15,959,701 shares (ownership ratio: 48.67%). If the total number of tendered shares does not reach the expected minimum number of shares to be purchased, the Company will not purchase any tendered shares. Alternatively, if the total number of tendered shares reaches or exceeds the expected minimum number of shares to be purchased, the Company will conduct the purchase in its entirety. The expected minimum number of shares to be purchased was set so that the Company would own a majority of total shares after the completion of the Tender Offer. The shares applicable for the Tender Offer exclude the treasury stock (114,300 shares) held by JBIS, as stated in the Financial Statements for the Six Month Ended September 30, 2011 for the Sixth Term submitted by JBIS on November 14, 2011. In addition, on January 31, 2012, JBIS announced its “Release Regarding the Acquisition of Its Treasury Stock.” According to such release, at the Board of Directors’ meeting held on January 31, 2012, JBIS announced its consent to the Tender Offer and to the assignment of all issued ordinary shares (9,838,000 shares) of its subsidiary, JAPAN SECURITIES AGENTS, LTD. (hereinafter “JSA”), to Sumitomo Trust and Banking Co. Ltd. (hereinafter “Sumitomo Trust”) (number of shares to be assigned: 8,372,138) and JSF (number of shares to be assigned: 1,465,862), and resolved to acquire 44,850 JBIS Shares currently held by JSA (ownership ratio: 0.14%) on February 6, 2012. According to this release, the total sum for the share acquisition price amounted to 13,903,500 yen (44,850 shares multipled by the Tender Offer Price). Such acquisition of the treasury stock was agreed under a memorandum of understanding between the Company and JBIS as of January 31, 2012 (hereinafter the “Tender Offer MOU”; which content is stated below).

According to JBIS’s press release dated as of January 31, 2012, “Notice Regarding Pronouncement of Tender Offer of JBIS Shares by NTT DATA Corporation” (hereinafter the “JBIS Press Release”), JBIS carefully deliberated and considered, at its Board of Directors’ meeting held on January 31, 2012, the series of applicable transactions relating to the Company’s Tender Offer, among other things, for the purpose of acquiring and making JBIS its consolidated subsidiary and completing the Privatization Procedures (hereinafter the “Transactions”), JBIS’s tender offer price per Share for the Tender Offer (hereinafter the “Tender Offer Price”), and the adequacy of related conditions for the Tender Offer, based on the share appraisal report stated in “Share Appraisal Report Obtained from Independent Third-Party Computation Institution” under the section below entitled “(6) Measures to Ensure the Fairness of the Tender Offer,” the legal advice stated in “ƒ Advice from JBIS’s Independent Legal Counsel” under the same section, and other related materials. As a result, JBIS concluded that the Transactions would maximize its business synergy with the Company by building a speedy and efficient business alliance through the maximum use of their respective brand names, advanced technologies and other strengths. Consequently, considering that the Transactions were the best option that would lead to the enhancement of JBIS’s corporate value in the medium and long term, and that the Tender Offer Price and other conditions for the Tender Offer were believed to be appropriate for the shareholders of JBIS, JBIS determined that the Tender Offer provided a reasonable opportunity to sell shares by the shareholders of JBIS, including minority shareholders, and expressed its opinion that it would consent to the Tender Offer, and resolved to recommend that its shareholders tender their shares. Furthermore, according to the JBIS Press Release, with respect to the above-mentioned opinion regarding the Tender Offer, five (5) directors out of the six (6) members of the Board of JBIS (including one outside director), participated in the deliberation and determination regarding the Tender Offer, and the resolution was made unanimously by the affirmative vote of all of such participating directors. Out of the directors of JBIS, Mr. Kunio Kojima, the outside director, given his concurrent duty as an advisor of JSF, elected not to participate in the deliberation and determination regarding the Tender Offer in order to avoid a conflict of interest. He also did not act as a representative of JBIS, in the discussions and negotiations with the Company. In addition, out of JBIS’s four (4) company auditors (including two (2) outside company auditors), Mr. Hiroshi Nasuno, an outside company auditor of JBIS, elected not to participate in the deliberation and determination regarding the Tender Offer at the above-mentioned Board of Directors’ meeting in order to avoid a conflict of interest, given his concurrent duty as Managing Director (jomu torishimariyaku) of JSF, and he also did not act as a representative of JBIS in the discussions and negotiations with the Company. All company auditors other than Mr. Nasuno unanimously announced that they had no objections to the approval by JBIS’s Board of Directors of the Tender Offer and its recommendation that JBIS’s shareholders tender their shares in the Tender Offer. Furthermore, as of January 31, 2012, the Company executed the Tender Offer MOU mainly consisting of the following covenants effective from the day of commencement of the Tender Offer to the conclusion of the ordinary general shareholders’ meeting to be held in June 2012 (hereinafter the “Next Ordinary General Shareholders’ Meeting”):

(i)	During the period for the tender (hereinafter the “Tender Offer Period”), JBIS will continue to act pursuant to the Board of Directors’ resolution to approve the Tender Offer and recommend that JBIS’s shareholders tender their shares, unless it is reasonably determined that JBIS’s approval of the Tender Offer or not withdrawing its approval is likely to result in the breach of the duty of loyalty of JBIS’s directors due the occurrence of a new event, such as the implementation of a tender offer for JBIS Shares other than this Tender Offer;

(ii)	JBIS shall assign all issued ordinary shares (9,838,000 shares) of JSA, a subsidiary of JBIS, no later than April 2, 2012 to Sumitomo Trust and JSF;

(iii)	JBIS shall assign a portion of issued ordinary shares of Niigata Securities Co., Ltd., one of JBIS’s equity-method affiliates (hereinafter “Niigata Securities”) (100,000 shares or more) to Kabushiki Kaisha Fuyusha no later than the day immediately preceding the settlement day relating to the Tender Offer, thereby ensuring that Niigata Securities no longer has the status of an affiliate as defined in Article 8(v) of JBIS’s Rules on Financial Statements;

(iv)	JBIS shall immediately notify the Company of any proposal to purchase its shares or to reorganize JBIS if such proposal is made by any third party to JBIS during the Tender Offer Period;

(v)	JBIS shall acquire for value any and all JBIS Shares held by JSA no later than the implementation of the assignment of shares stated in sub-paragraph (ii) above. (However, the share acquisition price is capped at 13,903,500 yen (44,850 shares multiplied by the Tender Offer Price);

(vi)	From the day of the commencement of the Tender Offer to the conclusion of the Next Ordinary General Shareholders’ Meeting, JBIS shall operate, or cause its subsidiaries to operate, their respective businesses with the duty of care of a prudent manager, and, without the prior written approval of the Company, shall not effect or cause others to effect reorganization, change its articles of incorporation, issue new shares, assign or dispose of material assets or other actions (except those set forth in sub-paragraphs (ii) and (iii) above); and

(vii)	If the Tender Offer is completed, and JBIS Shares are purchased by the Company, JBIS shall finalize its proposal to be submitted to the Next Ordinary General Shareholders’ Meeting pursuant to discussions with the Company.

Further, on January 31, 2012, JBIS released “Notice of Changes in Subsidiaries and Equity-Method Affiliates (Assignment of Shares), Reconstruction of Business of Subsidiaries, and Revision of Forecasts of Business Performance (Financial Results).” According to this release, at its Board of Directors’ meeting held on January 31, 2012, together with the implementation of the Tender Offer, JBIS resolved (i) to assign all of the issued ordinary shares of JSA (9,838,000 shares), one of JBIS’s subsidiaries, to Sumitomo Trust (8,372,138 shares) and to JSF (1,465,862 shares), in order to pursue strategic growth in JSA’s financial instruments business with a focus on shareholder services, and (ii) in conjunction with the assignment of all issued ordinary shares of JSA, to assign a portion (100,000 shares) of the ordinary shares (860,000 shares (Niigata Securities’ ownership ratio: 21.76%)) of Niigata Securities to Kabushiki Kaisha Fuyusha (JBIS’s ownership ratio after such assignment: 19.23%) in order to exclude it from JBIS’s equity-method affiliates during the requisite review of the position of affiliates in JBIS’s group that engage in the financial instruments business; and in conjunction with the assignment of issued ordinary shares of JSA, JBIS resolved (iii) to enter into an absorption-type company split agreement on the same day, under which JSA will be the splitting company and Japan Information Processing Service Co., Ltd., one of JBIS’s subsidiaries (hereinafter “JIPS”), will be the successor company, which will be resolved at the Board of Directors’ meeting of JSA and JIPS, both held on January 31, 2012 (hereinafter, the absorption-type company split under which JSA will be the splitting company and JIPS will be the successor company shall be referred to as the “Absorption-Type Company Split”), and (iv) to solicit voluntary retirement of JSA’ directors at JSA’s Board of Directors’ meeting held on the same day. According to the above release, the details of the Absorption-Type Company Split are as follows:

(i)	Absorption-type split procedure

JSA will be the splitting company and JIPS will be the successor company in the absorption-type split.

(ii)	Allocation of consideration for the split

Because both JSA and JIPS are wholly-owned subsidiaries of JBIS, there will be no allocation of consideration for this absorption-type split.

(iii)	Rights and obligations assumed by the successor company in the absorption-type split

Pursuant to the Absorption-Type Company Split agreement executed between JSA and JIPS on January 31, 2012, at the time of the absorption-type split, JIPS will assume the contractual status, and all other rights and obligations of the business relating to securities delivery services, delivery agency services, custody services, administrative services, BPO services (excluding mailing services and printing services that are being outsourced from JSA to JIPS) (Note 2) and services provided as calculation companies and agency companies (excluding ASP services (Note 3)) provided by JSA will be split. There are no assets and liabilities to be split. JIPS will assume the liabilities of JSA by releasing JSA from such liabilities.

(iv)	Outline of the business segment to be split

The activities relating to securities delivery services, delivery agency services, custody services, administrative services, BPO services (excluding mailing services and printing services that are being outsourced from JSA to JIPS) and services provided as calculation companies and agency companies (excluding ASP services) provided by JSA will be split. There are no assets and liabilities to be split. After the Absorption-Type Company Split is effected, JSA will continue to undertake securities brokerage services, securities administration services and conduct a financial instruments business.

(v)	Effective date of the Absorption-Type Company Split

Scheduled for April 1, 2012

In conjunction with the assignment of the issued ordinary shares of JSF (and Niigata Securities), (and solicitation of voluntary retirement at JSA), JBIS revised the forecasts for consolidated financial results for the fiscal year ending March 31, 2012.

(Note 1):	The “Threshold Number of Shares” means the number (21,529,123 shares) that is obtained by multiplying (a) 32,789,400 shares representing the total number of issued JBIS Shares (excluding treasury stock held by JBIS (114,300 shares)) less the number of JBIS Shares held, as of the date of the filing of this document, by the Company, JSF and NBC (435,000 shares, 10,579,727 shares and 131,250 shares, respectively) by (b) 66.67% (14,353,467 shares with any value less than one being rounded up to the nearest whole number). The ratio of (A) the number of voting rights (189,792 votes) relating to the sum (18,979,244 shares) of the Threshold Number of Shares (14,353,467 shares) plus the number of JBIS Shares held by the Company (435,000 shares) plus the number of JBIS Shares to be tendered to the Tender Offer by JSF and NBC (4,059,527 shares and 131,250 shares, respectively), plus (B) the number of voting rights (65,202 votes) relating to the number of JBIS Shares that JSF continues to hold after the Tender Offer (6,520,200 shares) (254,994 votes representing (A) plus (B)) as against 326,008 votes representing the voting rights of all shareholders as of September 30, 2011 as stated in the Financial Statements for the Six Month Ended September 30, 2011 for the Sixth Term (submitted by JBIS on November 14, 2011) is 78.22% (any fraction less than a thousandth digit is rounded off to the nearest hundredth).

(Note 2):	BPO services process a customer’s internal operations on behalf of the customer under a contract with such customer. BPO (Business Process Outsourcing) means outsourcing the processing of a company’s internal operations entirely.

(Note 3):	ASP services provide application software functions to a customer as services through a network.

(2)	Background, Purpose and Decision-making Process Leading to the Tender Offer and Management Policy after the Tender Offer

	Background, Purpose and Decision-making Process Leading to the Tender Offer

On May 12, 2009 the Company released “NTT DATA Group Medium-term Management Policy,” and has been pursuing business development consistent with the new business direction and management policies summarized in the release. Given the challenging economic environment in which business confidence has continued to deteriorate, the Company has endeavored to develop a sustainable business and enhance the corporate value of the group by pursuing its stated management policies, and in doing so, expanding in size while maintaining quality. These policies include (1) the “Strengthening of service provision capability” that addresses the transition to shared systems, which lowers the total cost of ownership (TCO), as well as the system integration needs arising from industry reorganization; (2) “Group business enhancement and expansion,” and (3) “Promotion of environment-oriented management.”

JBIS was formed through a joint share transfer executed in October 2006 by JIPS, which was established in 1962, and JSA, which was established in 1950. JBIS effectively combined the business resources of JIPS and JSA with the aim of creating a strong business model to address the needs of the times in a nimble and flexible manner. However, in order to respond to the recent change in the business environment, with regards to JSA, JBIS resolved at its Board of Directors’ meeting on January 31, 2012 that it would assign all shares it owns to Sumitomo Trust and JSF for 1,200 million yen, to strategically grow its financial instruments business with a focus on shareholder services under a new corporate group.

JBIS, through JIPS and its related group companies, provides a broad range of services, including (i) the Sigma 21 integrated securities system, mutual fund sales systems, systems for monitoring illegal transactions, and support systems for salesmen for financial and securities companies; (ii) integrated administrative systems and integrated community contact systems for public institutions and agencies; (iii) enterprise resource planning (hereinafter “ERP”; please see Note 4 below) for medium-sized manufacturers and medical/pharmaceutical information databases for ordinary businesses; and (iv) comprehensive educational systems and entrance/qualification exams for educational institutions. At the same time, JBIS recognized that enhancing its service solutions businesses to expand its client base, securing the necessary human resources for such expansion, and responding strategically to industry reorganization in the client environment are important management issues to further the development of its businesses.

Therefore, JBIS had been considering a business alliance with a company with which it could collaborate to achieve business synergies that would maximize corporate value to respond strategically to industry reorganization and to expand its solutions services businesses. Under such circumstances, in April 2011 the Company and JBIS began to deliberate on a variety of measures aimed at increasing the corporate value of both companies.

The Company and JBIS believe that they will be able to realize a high level of business synergy between the two by leveraging and combining their respective brand names, advanced technologies, customer loyalty and business performances. The expected synergies are: (i) a dynamic expansion of the solutions services businesses by cross-selling while developing each other’s customer bases; (ii) efforts to offer comprehensive services in response to the expected reforms in fund settlement systems; (iii) a creation of new high value-added services by effectively and jointly leveraging JBIS’s personnel with expertise in the fund securities businesses; and (iv) a strategic response to the reorganization of the securities industry. The Company and JBIS have reached a shared understanding that they will be able to enhance the corporate value of both companies through such business synergy.

The Company and JBIS concluded that the Company’s acquisition of all JBIS Shares except a portion of those held by JSF (6,520,200 shares (ownership ratio: 19.89%)) would enable the realization of the above four (4) points and the maximum realization of the business synergies by allowing the two companies to strengthen their relationship and to proceed towards a speedy and effective business alliance. For the foregoing reasons, the Company has decided to execute the Tender Offer as of January 31, 2012.

As a strategic response in the securities industry, through the Tender Offer Agreement, the Company and JSF agreed that JSF will continue to hold a portion of JBIS Shares (6,520,200 shares (ownership ratio: 19.89%)) after the execution of the Tender Offer, in order to maintain a relationship with JSF, which has various connections, an established customer base and assets in the securities industry. Further, according to “Notice of Changes in Subsidiaries and Equity-Method Affiliates (Assignment of Shares), Reconstruction of Business of Our Subsidiaries, and Revision of Forecasts of Business Performance” released on January 31, 2012, at its Board of Directors’ meeting held on January 31, 2012, together with the implementation of the Tender Offer, JBIS resolved (i) to assign all of the issued ordinary shares of JSA (9,838,000 shares), one of JBIS’s subsidiaries, to Sumitomo Trust (8,372,138 shares) and to JSF (1,465,862 shares), in order to pursue strategic growth in JSA’s financial instruments business with a focus on shareholder services, and (ii) in conjunction with the assignment of all issued ordinary shares of JSA, to assign a portion (100,000 shares) of the ordinary shares (860,000 shares (Niigata Securities’ ownership ratio: 21.76%)) of Niigata Securities to Kabushiki Kaisha Fuyusha (JBIS’s ownership ratio after such assignment: 19.23%) in order to exclude it from JBIS’s equity-method affiliates during the requisite review of the position of affiliates in JBIS’s group that engage in the financial instruments business. According to such release, at the Board of Directors’ meeting held on January 31, 2012, JBIS announced its consent to the Tender Offer and to the assignment of all issued ordinary shares of its subsidiary, JSA, to Sumitomo Trust and Banking Co. Ltd. and JSF, and resolved to acquire 44,850 JBIS Shares currently held by JSA (ownership ratio: 0.14%) on February 6, 2012. According to such release, the total sum for the share acquisition price amounted to 13,903,500 yen (44,850 shares multiplied by the Tender Offer Price).

(Note 4):	ERP means an integrated business package that supports basic operations necessary for corporate activity, such as accounting, sales, production and procurement.

‚	Management Policy After the Tender Offer

If the Tender Offer is successfully consummated, the Company will use its best efforts to promote the corporate value of both the Company and JBIS by participating in the management of JBIS through, among other things, dispatching directors to JBIS (the Company intends to dispatch directors and company auditors based on a resolution to do so being adopted at the ordinary general shareholders’ meeting to be held by JBIS in June 2012 (hereinafter the “Next Ordinary General Shareholders’ Meeting”)), promptly implementing the measures stated in “Background, Purpose and Decision-making Process Leading to the Tender Offer” provided above, and seeking to realize the synergies associated therewith at an early stage. More specifically, at the Next Ordinary General Shareholders’ Meeting, the Company intends to request JBIS to submit (i) a proposal of eleven (11) candidates for election as directors out of which six (6) will be candidates separately nominated by the Company and (ii) a proposal of two (2) candidates for election as company auditors who will be separately nominated by the Company.

On January 31, 2012, JBIS released a “Notice Regarding the Adjustment of Year-end Dividends for the Fiscal Year Ending March 31, 2012.” According to this release, at its Board of Directors’ meeting held on January 31, 2012, JBIS revised its forecast for the year-end dividend for the fiscal year ending March 31, 2012, announced on May 11, 2011, and resolved that no dividend for the fiscal year ending March 31, 2012 will be declared on the condition that the Tender Offer be successfully consummated.

(3)	Material Agreement Relating to the Tender Offer Between the Tender Offeror and JBIS’s Shareholders

The Company executed the Agreement with JBIS’s majority shareholder, JSF as of January 31, 2012. Under the Agreement, JSF agreed to tender 4,059,527 shares (ownership ratio: 12.38%) out of the total 10,579,727 shares it holds (ownership ratio: 32.27%) in JBIS, and to have NBC tender all of its 131,250 shares in JBIS (ownership ratio: 0.4%). (However, if the Company requests JSF to tender additional shares in the Tender Offer, JSF is to consider such request in good faith.) The Tender Offer Agreement requires, as conditions precedent to the Tender Offer, that (i) the Tender Offer process has commenced, (ii) the representations and warranties provided by the Company under the Tender Offer Agreement are true and accurate in every material respect (Note 5), and (iii) there is no material breach of obligations under the Tender Offer Agreement (Note 6) on the part of the Company. However, even if such conditions precedent are not satisfied, JSF is not precluded from tendering its shares in the Tender Offer at its own discretion.

Furthermore, as stated in “ Acquisition of All Shares Through Use of Class Shares Subject To Class-Wide Call” of “(4) Reorganization and Other Policies After the Tender Offer (Matters Regarding the So-called Two-Step Acquisitions)” provided below, the Company will request JBIS to implement the acquisition of JBIS Shares through use of the class shares coupled with a clause subject to class-wide call subject to the condition that the total number of JBIS Shares tendered to the Tender Offer excluding the number of JBIS Shares tendered by JSF (4,059,527 shares) and the number of JBIS Shares tendered by NBC (131,250 shares) reaches or exceeds the Threshold Number of Shares. In the event that the Privatization Procedures are to be implemented, after the JBIS Shares are delisted from the Tokyo Stock Exchange following the completion of the applicable procedures, the Company plans to effect the assignment of JBIS Shares with JSF with the target ownership ratio of the Company at 80.00%, and that of JSF at 20.00%, following the completion of procedures. The assignment price is to be calculated based on the Tender Offer Price. On the other hand, in the event that the Company does not implement the Privatization Procedures after the successful consummation of the Tender Offer, the number of JBIS Shares held by the Company after the Tender Offer decrease to 18,979,243 shares or less (but not less than 16,394,701 shares because of the minimum number of shares to be purchased), and its ownership ratio will decrease to 57.88% or less (but not less than 50.00% because of the minimum number of shares to be purchased), and the number of JBIS Shares that JSF will hold after the Tender Offer will be 6,520,200 shares (ownership ratio : 19.89%). (However, if the Company requests JSF to tender additional shares in the Tender Offer, JSF is to consider such request in good faith. If JSF tenders additional shares in the Tender Offer based on such consideration, the number will decrease.)

(Note 5)	Under the Tender Offer Agreement, the Company represents and warrants that (i) it is lawfully incorporated and is validly existing, (ii) it has the power and authority required to enter into and perform the Tender Offer Agreement, and necessary procedures have been completed, (iii) the Tender Offer Agreement is lawful, valid and enforceable, and (iv) entering into and performing the Tender Offer Agreement, etc. does not violate applicable licenses, permits, or laws and regulations, and does not constitute a default of any obligations.

(Note 6)	Under the Tender Offer Agreement, the Company has obligations to implement the Tender Offer and to be responsible for damages for breaches of representations and warranties or breaches of confidentiality and other obligations.

(4)	Reorganization and Other Policies After the Tender Offer (Matters Regarding the So-called Two-Step Acquisitions)

	Acquisition of All Shares Through Use of Class Shares Subject To Class-Wide Call

In the event that the Company fails to acquire all JBIS treasury stock offered under the Tender Offer (excluding JBIS Shares held by JSF that JSF did not tender to the Tender Offer), with the condition that the total number of JBIS Shares tendered in the Tender Offer excluding the number of JBIS Shares tendered by JSF (4,059,527 shares) and the number of JBIS Shares tendered by NBC (131,250 shares) reaches or exceeds the Threshold Number of Shares, the Company and JSF plan to acquire all issued and outstanding JBIS Shares (excluding JBIS’s treasury stock) through use of the following methods.

More specifically, after the successful consummation of the Tender Offer, the Company plans to request, at the Next Ordinary General Shareholders’ Meeting, that JBIS submit to the Next Ordinary General Shareholders’ Meeting proposals that (i) JBIS be converted into a company with class shares as defined by the Companies Act (Law No. 86 of 2005, including its amendment, hereinafter the “Companies Act”) by effecting a partial amendment of its articles of incorporation to the effect that JBIS may issue class shares that are different from the common shares, (ii) JBIS partially amend its articles of incorporation to provide that all common shares issued by JBIS be coupled with a clause subject to class-wide call (hereinafter referring to provisions with respect to matters provided for in Section 108(1)(vii) of the Companies Act), and (iii) all shares in JBIS with a clause subject to class-wide call (excluding treasury stock in JBIS) be acquired and that, JBIS class shares different from common shares be issued in exchange of such acquisition. If proposal (i) above is approved at the Next Ordinary General Shareholders’ Meeting, and the partial amendment of its articles of incorporation relating to proposal (i) above takes effect, JBIS becomes a company with class shares as defined by the Companies Act. However, for the partial amendment of its articles of incorporation relating to proposal (ii) above to take effect, pursuant to Section 111(2)(i) of the Companies Act, in addition to the resolution relating to proposal (ii) above at the Next Ordinary General Shareholders’ Meeting, the Company will also need a resolution at the class shareholders’ meeting that consists of shareholders who hold shares in JBIS that are coupled with a clause subject to class-wide call (hereinafter the “Class Shareholders’ Meeting”). For this reason, the Company plans to request that JBIS hold the Class Shareholders’ Meeting on the same day as the Next Ordinary General Shareholders’ Meeting, and that it submit a proposal to effect the partial amendment of its articles of incorporation relating to proposal (ii) above. The Company and JSF intend to cast its affirmative vote to the above mentioned proposals at the aforementioned Next Ordinary General Shareholders’ Meeting and Class Shareholders’ Meeting.

In the event that the above procedures have been implemented, all common shares issued by JBIS (excluding JBIS treasury stock) will be coupled with a clause subject to class-wide call, and will be acquired by JBIS, and a different class of JBIS Shares will be issued to JBIS’s shareholders (excluding JBIS) as consideration for such acquisition. However, as for shareholders of JBIS to whom a fractional value of less than one (1) share of such different class of shares is issued, cash will be tendered from the proceeds of the sales of such different class of shares equivalent to the total number of such fractional values (if such total number has any fractional value, it will be rounded down), in accordance with the procedures provided for by Article 234 of the Companies Act and other applicable laws and regulations. The proceeds of sales of such different class of shares equivalent to the total number of such fractional values will be calculated to match the amount of cash to be tendered to the shareholders as a result of such sales by multiplying the Tender Offer Price by the number of shares in JBIS held by such shareholders. In addition, while the class and number of JBIS Shares to be issued as consideration for the acquisition of shares in JBIS that are coupled with a clause subject to class-wide call are not yet determined as of today, the Company plans to reduce the number of JBIS Shares that must be issued to the shareholders of JBIS who did not tender their shares in the Tender Offer (excluding the Company and JSF) to less than one (1) share to ensure that the Company and JSF will own all JBIS Shares (excluding JBIS treasury stock).

Under certain provisions of the Companies Act that are intended to protect the rights of minority shareholders in connection with the above-mentioned procedures, the shareholders are entitled to demand the repurchase of shares they own pursuant to the provisions of Articles 116 and 117 of the Companies Act and other applicable laws and regulations upon effecting the partial amendment of the articles of incorporation under proposal (ii) above to the effect that common shares be coupled with a clause subject to class-wide call. In addition, if it is resolved at the Next Ordinary General Shareholders’ Meeting that all JBIS Shares coupled with a clause subject to class-wide call under proposal (iii) above be acquired, the shareholders may file a petition with the court, pursuant to the provisions of Article 172 of the Companies Act and other applicable laws and regulations, seeking a ruling on the price of the acquisition of such shares.

It is to be noted that the above-mentioned method to couple all common shares issued by JBIS with a clause subject to class-wide call, and to issue a different class of JBIS Shares in exchange for the acquisition of all such shares may require a certain period of time for implementation, or may be subject to changes in the method of implementation, depending on the interpretation of applicable laws and regulations by the relevant authorities, the status of ownership of JBIS Shares by the Company and JSF following the Tender Offer, and the status of the ownership of JBIS Shares by shareholders other than the Company and JSF following the Tender Offer. However, even in the event that the above method is to be changed, the amount of the cash to be ultimately tendered to the shareholders of JBIS is intended to be calculated based on the Tender Offer Price.

However, in order to ensure that the acquisition of JBIS Shares through use of the class shares coupled with a clause subject to class-wide call mentioned above adequately reflects the intention of JBIS’s shareholders and is implemented after acquiring their approval, the Tender Offer will proceed if the total number of JBIS Shares tendered in the Tender Offer excluding the number of JBIS Shares tendered by JSF (4,059,527 shares) and by NBC (131,250 shares) reaches or exceeds the Threshold Number of Shares. The Company and JBIS will implement such acquisition of JBIS Shares through use of the class shares coupled with a clause subject to class-wide call mentioned above after sufficient understanding by JBIS’s shareholders has been confirmed with respect to the implementation of the Privatization Procedures. If the total number of JBIS Shares tendered in the Tender Offer (excluding the number of JBIS Shares tendered by JSF (4,059,527 shares) and by NBC (131,250 shares)) is less than the Threshold Number of Shares, the acquisition will not be implemented, or the method or content of such implementation will be changed.

JBIS will promptly announce the specific procedures and timing of implementation of the above once it has been deliberated and finalized.

JBIS’s shareholders’ approval of the Tender Offer will not be solicited at the Next Ordinary General Shareholders’ Meeting or any Class Shareholders’ Meeting. In addition, the Company and JBIS request that the shareholders verify tax issues involved with the Tender Offer or above-mentioned procedures with tax experts.

‚	Consolidation of the Management of JBIS and JIPS

In the event that the total number of JBIS Shares tendered in the Tender Offer excluding the number of JBIS Shares tendered by JSF (4,059,527 shares) and the number of JBIS Shares tendered by NBC (131,250 shares) followed by the Absorption-Type Company Split reaches or exceeds the Threshold Number of Shares, triggering the implementation of the Privatization Procedures, after the JBIS Shares are delisted from the Tokyo Stock Exchange upon completion of the Privatization Procedures, the Company plans to effect the assignment of JBIS Shares with the target ownership ratio of the Company at 80.00%, and that of JSF at 20.00%. The assignment price is to be calculated based on the Tender Offer Price. In addition, the Company intends to request JIPS to effect an absorption-type merger with JSA after the Company adjusts the related equity interests after the completion of the Absorption-Type Company Split. However, it is not yet determined which entity will be the surviving company or dissolving company in an absorption-type merger.

(5)	Prospect of and Reason for Delisting

As of the date hereof, JBIS Shares are listed under the First Section of the Tokyo Stock Exchange. However, since the Company has not placed a cap on the number of shares to be purchased under the Tender Offer, JBIS Shares may have to be delisted through the delisting procedures prescribed by the Tokyo Stock Exchange upon completion of the Privatization Procedures, depending on the result of the Tender Offer. In addition, even in the event that such standards are not applicable upon completion of the Tender Offer, if the total number of JBIS Shares tendered in the Tender Offer excluding the number of JBIS Shares tendered by JSF (4,059,527 shares) and the number of JBIS Shares tendered by NBC (131,250 shares) reaches or exceeds the Threshold Number of Shares, the Company and JSF intend to hold all issued and outstanding JBIS Shares (excluding treasury stock in JBIS) in accordance with applicable laws and regulations, as stated under “(4) Reorganization and Other Policies After the Tender Offer (Matters Regarding the So-called Two-Step Acquisitions)” above. In such case, JBIS Shares will be delisted through the delisting procedures prescribed by the Tokyo Stock Exchange. After such delisting, JBIS Shares will no longer be available for trading on the Tokyo Stock Exchange. If the total number of JBIS Shares tendered in the Tender Offer excluding the number of JBIS Shares tendered by JSF (4,059,527 shares) and the number of JBIS Shares tendered by NBC (131,250 shares) is less than the Threshold Number of Shares, JBIS Shares will remain listed.

(6)	Measures to Ensure the Fairness of the Tender Offer

	Share Appraisal Report Obtained from Independent Third-Party Computation Institution

In order to ensure the fairness in the determination of the Tender Offer Price, the Company has requested a financial advisor, Deloitte Tohmatsu Financial Advisory Co., Ltd. (hereinafter “Deloitte Tohmatsu”) to appraise the value of JBIS Shares as a third-party computation institution independent of the Company and JBIS, and consulted the share appraisal report dated January 30, 2012 submitted by Deloitte Tohmatsu (hereinafter the “Share Appraisal Report”).

Based on a review of the appraisal methods for the Tender Offer, Deloitte Tohmatsu conducted an appraisal of the value of JBIS Shares using the market price method and the discounted cash flow method (hereinafter the “DCF method”). The Company did not obtain a fairness opinion from Deloitte Tohmatsu with respect to the Tender Offer Price.

According to the Share Appraisal Report, the range of per-share appraised valuations for JBIS Shares based on each of the methods used is presented below:

Market price method:	235 yen to 250 yen
DCF method:	268 yen to 353 yen

Using the market price method, the appraised per-share value of JBIS Shares ranged from 235 yen to 250 yen, based on the one-month average (238 yen), the three-month average (235 yen), and the six-month average (250 yen) of the closing prices for JBIS Shares on the Tokyo Stock Exchange, using January 30, 2012 as the reference date.

Using the DCF method, the appraised per-share value of JBIS Shares ranged from 268 yen to 353 yen. Under this method, corporate value and the value of JBIS Shares are analyzed by discounting JBIS’s expected future free cash flow, which takes into consideration a variety of factors including JBIS’s business plans, recent business results, and publicly available information, by a fixed rate to arrive at the present value.

The Company resolved the Tender Offer Price of 310 yen at its Board of Directors’ meeting on January 31, 2012 upon consideration of various factors, such as the results of its due diligence on JBIS, the effects of JBIS’s transfer of the shares of JSA and Niigata Securities and of the reorganization of JBIS’s subsidiaries, the recent trends in the market price of JBIS Shares, JBIS’s opinion concerning support for the Tender Offer, examples of the premiums over market price offered in the past by other issuers executing public tender offers, and the projected response to the Tender Offer, in addition to the Share Appraisal Report obtained from Deloitte Tohmatsu.

The Tender Offer Price of 310 yen represents a 28.10% premium (rounded to the nearest second decimal place) over 242 yen, JBIS’s closing share price on the Tokyo Stock Exchange on January 30, 2012 (the business day immediately preceding the announcement of the Tender Offer); a 30.25% premium (rounded to the nearest second decimal place) over 238 yen (rounded to the nearest whole number), its average closing price for the one-month period ended January 30, 2012; a 31.91% premium (rounded to the nearest second decimal place) over 235 yen (rounded to the nearest whole number), its average closing price for the three months ended January 30, 2012; and a 24.00% premium (rounded to the nearest second decimal place) over 250 yen (rounded to the nearest whole number), its average closing price for the six months ended January 30, 2012.

According to the JBIS Press Release, in order to ensure the fairness of the decision-making process with respect to the Tender Offer Price proposed by the Company and to avoid an unfairly arbitrary decision, JBIS asked TY Consulting Co., Ltd. (hereinafter “TYC”) to appraise the value of JBIS Shares as a third-party computation institution independent of the Company, and JBIS’s Board of Directors obtained a share appraisal report from TYC dated January 30, 2012 (JBIS did not obtain a fairness opinion from TYC with respect to the Tender Offer Price). TYC obtained materials from the management of JBIS concerning the state of its business and future business plans and received an explanation of these materials. It then appraised the value of JBIS Shares based on this information. In the share appraisal report prepared by TYC, JBIS Shares are appraised using the market price method and the DCF method, under the presumption that JBIS is the surviving company, and based on the understanding that it would be appropriate to conduct a multi-faceted evaluation of the value of JBIS Shares.

Under the market price method, the appraised per-share value of JBIS Shares ranged from 235 yen to 251 yen. Under this method, which is believed to be an objective method for assigning the value of shares of publicly traded companies, the value of the shares is assessed based on an analysis of the volume weighted average price of JBIS’s share on the stock market based on the reference date, the one-week, one-month, three-month, and six-month volume weighted average prices for JBIS Shares (242 yen representing the volume weighted average price for the reference date, 242 yen representing the volume weighted average price for one week, 239 yen representing the volume weighted average price for one month, 235 yen representing the volume weighted average price for three months, and 251 yen representing the volume weighted average price for six months) using January 30, 2012 as the reference date.

Under the DCF method, the appraised per-share value of JBIS Shares ranged from 289 yen to 377 yen. Under this method, corporate value is assessed by discounting JBIS’s expected future cash flow, which is appraised based on JBIS’s business plans, by a fixed rate to arrive at a present value.

‚	The Approval by All of JBIS’s Directors and Company Auditors Who Have No Conflict of Interest

According to the JBIS Press Release, JBIS carefully deliberated and considered the Transactions, at its Board of Directors’ meeting held on January 31, 2012, the Tender Offer Price, and the adequacy of related conditions for the Tender Offer, based on the Share Appraisal Report stated in “Share Appraisal Report Obtained from Independent Third-Party Computation Institution” under the section below entitled “(6) Measures to Ensure the Fairness of the Tender Offer,” the legal advice stated in “ƒ Advice from JBIS’s Independent Legal Counsel” under the same section, and other related materials. As a result, JBIS concluded that the Transactions would maximize its business synergy with the Company by building a speedy and efficient business alliance through the maximum use of their respective brand names, advanced technologies and other strengths. Consequently, considering that the Transactions were the best option that would lead to the enhancement of JBIS’s corporate value in the medium and long term, and that the Tender Offer Price and other conditions for the Tender Offer were believed to be appropriate for the shareholders of JBIS based on the premium of the Tender Offer Price compared against recent market prices of JBIS Shares on the Tokyo Stock Exchange, and the results of the Share Appraisal Report mentioned above, JBIS determined that the Tender Offer provided a reasonable opportunity to sell shares by the shareholders of JBIS, including minority shareholders, and expressed its opinion that it would consent to the Tender Offer, and resolved to recommend that its shareholders tender their shares. Furthermore, according to the JBIS Press Release, with respect to the above-mentioned opinion regarding the Tender Offer, five (5) directors out of the six (6) members of the Board of JBIS (including one outside director), participated in the deliberation and determination regarding the Tender Offer, and the resolution was made unanimously by the affirmative vote of all of such participating directors. Out of the directors of JBIS, Mr. Kunio Kojima, the outside director, given his concurrent duty as an advisor of JSF, elected not to participate in the deliberation and determination regarding the Tender Offer in order to avoid a conflict of interest. He also did not act as a representative of JBIS, in the discussions and negotiations with the Tender Offeror. In addition, Mr. Hiroshi Nasuno, an outside company auditor out of JBIS’s four (4) company auditors (including two (2) outside company auditors), who has a concurrent duty as Managing Director (jomu torishimariyaku) of JSF, elected not to participate in the deliberation and determination regarding the Tender Offer at the above-mentioned Board of Directors’ meeting in order to avoid a conflict of interest, and did not act as a representative of JBIS in the discussions and negotiations with the Company. However, all company auditors other than Mr. Nasuno unanimously announced that they had no objections to the approval by JBIS’s Board of Directors of the Tender Offer and its recommendation that JBIS’s shareholders tender their shares in the Tender Offer.

ƒ	Advice from JBIS’s Independent Legal Counsel

According to the JBIS Press Release, in order to assure fairness, adequacy, transparency and reasonableness during the decision-making process regarding the Transactions, including the Tender Offer, JBIS’s Board of Directors selected Nishimura & Asahi as a legal adviser independent from the Company, JSF and JBIS, and is receiving legal advice as to the process, method and other aspects of its decision-making regarding the Transactions and the Tender Offer.

„	Measures to Secure Purchasing Opportunities to Other Purchasers

The Company set the period for the Tender Offer Period at 33 business days while the applicable laws and regulations mandate 20 business days as the minimum period. By setting the Tender Offer Period longer than the statutory minimum period, the Company ensures fairness of the Tender Offer by providing JBIS’s shareholders adequate opportunity to contemplate their tender decisions, as well as opportunities to sell shares to potential purchasers other than the Company. Furthermore, the Company and JBIS have no restrictive contract to prevent such potential purchasers from purchasing JBIS Shares in case such opportunities arise.

(7)	Assignment to Third Parties

The Company intends that, in the event that the total number of JBIS Shares tendered in the Tender Offer less the number of JBIS Shares tendered by JSF (4,059,527 shares) and the number of JBIS Shares tendered by NBC (131,250 shares) reaches or exceeds the Threshold Number of Shares, it will implement the Privatization Procedures and the Company and JSF will hold all issued and outstanding JBIS Shares (excluding JBIS’s treasury stock). In the event that the Privatization Procedures are to be implemented, after the JBIS Shares are delisted from the Tokyo Stock Exchange following the completion of the applicable procedures, the Company plans to effect the assignment of JBIS Shares with JSF with the target ownership ratio of the Company at 80.00%, and that of JSF at 20.00%, following the completion of procedures. The assignment price is to be calculated based on the Tender Offer Price. The assignment price in such case is to be calculated based on the Tender Offer Price. JSF engages in the financial instruments business providing such services as loan transaction services, services to loan money and securities, securities management services and other services of registered financial institutions. The Company believes that allowing JSF to continue to hold JBIS Shares will deepen its future strategic commitment in the securities industry that is intended to enhance the enterprise value of JBIS through JSF’s connections, established customer base and assets in the securities industry. There are no capital relationships between the Company and JSF. As of the day of the filing of this document, JSF holds 10,579,727 shares in JBIS (ownership ratio: 32.27%) and NBC, its subsidiary, holds 131,250 shares in JBIS (ownership ratio: 0.40%). However, the Company and JSF entered into the Tender Offer Agreement under which JSF agreed to tender 4,059,527 shares (ownership ratio: 12.38%) out of its 10,579,727 shares in JBIS (ownership ratio: 32.27%) to the Tender Offer (although, if the Company requests JSF to tender additional shares held by JSF in the Tender Offer, JSF is to immediately consider such request in good faith), and to have NBC tender all of its 131,250 shares in JBIS (ownership ratio: 0.40%) in the Tender Offer. For this reason, in the event that the Tender Offer is successfully consummated, JSF will hold 6,520,200 shares in JBIS (ownership ratio: 19.89%), and NBC will hold no shares at all.

The outline of JSF is as follows:

	[Company History]

July 1927	Established as Tokabu Daiko Co., Ltd. Launched delivery and adjustment services for short-term liquidation transactions at the Tokyo Stock Exchange.
September 1943	Upon abolition of short-term liquidation transactions, it changed its trade name to Tokyo Securities Co., Ltd., and became a Class I Trader at the Japan Securities Exchange.
May 1949	Upon resumption of buying and selling at stock exchanges, launched financial instruments business.
December 1949	Changed its trade name and became Japan Securities Finance Co., Ltd.
February 1950	Changed its management to strengthen the management structure as a financial institution, and launched share securitization finance as its main business.
April 1950	Listed on the Tokyo Stock Exchange.
May 1950	Launched lending business directly linked to ordinary transactions at the Tokyo Stock Exchange (lending business launched in May, and stock loan business launched in June).
June 1951	Stopped lending business to launch new margin transaction business.
November 1955	Acquired the complete operations of Hokkaido Securities Finance Co., Ltd., Niigata Securities Finance Co., Ltd., and Fukuoka Securities Finance Co., Ltd., and established branch offices in Sapporo, Niigata and Fukuoka in December.
April 1956	Upon amendment of the Securities and Exchange Act, acquired a license as a securities finance company.
January 1958	Established Nihon Building Co., Ltd. (currently a consolidated subsidiary).
February 1960	Launched business in loans secured by bonds.
June 1966	Established Nihon Jimu Service Co., Ltd. (currently JSF Information Technology Co., Ltd.).
August 1967	Launched revolving credit line lending for short-term working funds to securities companies.
December 1968	Launched bond financing business by expanding business in loans secured by bonds.
March 1977	Launched general stock loan business to lend stock certificates to securities companies separate from the margin transaction business.
December 1977	Launched Bank of Japan (“BOJ”) agency business as a government bond principal and interest payment agent.
October 1979	Launched agency services for a portion of BOJ operations regarding the substitute certificate system for the registered bond system for bond financing.
November 1985	Launched secured loans on securities using a revolving credit line format that accepts securities deposited by customers at a securities company as collateral.
May 1989	Launched bond borrowing and lending transaction with securities companies and financial institutions as customers.
April 1996	Launched cash-collateral bond borrowing and lending transaction.
November 1998	Established JSF Trust and Banking Co., Ltd. (currently a consolidated subsidiary).
March 2000	Launched securities business limited to Gensaki for treasury bills, etc.
April 2004	Launched margin transaction business that uses settlement system of the over the counter securities market established by Japan Securities Dealers Association.
October 2005	Launched loans for negotiable margin transaction business.

‚	[Purpose of the Company and Description of its Business]

(i)	Purpose of the Company

The purpose of JSF is to engage in the following businesses:

(1)	Of loaning funds or securities necessary for the settlement of margin transactions through the use of the financial instruments market established by financial instruments exchanges.

(2)	Of loaning funds to financial instruments dealers or their customers (excluding the business stated in (1) above).

(3)	Of loaning funds with securities collected as collateral (excluding the business stated in (1) and (2) above).

(4)	Of lending securities (excluding the business stated in (1) above) either directly or as a broker or agent.

(5)	The agency business for delivery of securities.

(6)	Management and custody of securities.

(7)	Acquiring or assigning securities or various kinds of receivables.

(8)	Paying principal and interest on government bonds.

(9)	Any other business incidental or related to any of the above.

(ii)	Business Contents

JSF is the core entity of JSF Group, which includes two consolidated subsidiaries and two equity-method affiliates.

The business of JSF Group is as follows:

Securities Financing Business:	JSF lends funds or securities to financial instruments dealers, individual investors and institutional investors through loans for margin transactions, bond financing, general loans, bond services and stock lending. With respect to the loans for margin transactions, it is licensed by the Prime Minister pursuant to the provisions of Section 156-24 of the Financial Instrument Exchange Act, and other JSF business lines are filed as subsidiary businesses. In addition, it also engages in the business of registered financial institutions with regards to management of securities, and as to such business, it is registered with the Prime Minister pursuant to the provisions of Section 33-2 of the Financial Instrument Exchange Act.
Trust Banking Business:	Japan Securities Finance Co., Ltd., a consolidated subsidiary, engages in the trust business for securities and banking business including acceptance of deposits and lending.
Real Estate Leasing Business:	Nihon Building Co., Ltd., a consolidated subsidiary, mainly engages in the business of leasing and managing real estate owned by JSF Group.

Of the two equity-method affiliates, JBIS Holdings, Inc. engages in the information processing service business and securities administration and agency business, and JSF Information Technology Co., Ltd. engages in the information processing service business.

The above group companies are shown as follows in a chart.

Japan Securities Finance Co., Ltd. • Loan transaction services, services to loan money and securities, and securities, management services (services of registered financial institutions)

(Consolidated subsidiary) JSF Trust and Banking Co., Ltd.

•    Customer-oriented money trust, trust business for securities, etc., and banking business, including acceptance of deposits and lending.

(Consolidated subsidiary) Nihon Building Co., Ltd.

Leasing and managing real estate owned by JSF Group.

(Equity-method affiliate) JBIS Holdings, Inc.

•    The business of creating and managing the strategies and plans of group subsidiaries that engage in the information processing service business and securities administration and agency business.

• Japan Information Processing Service Co., Ltd. Information processing services and development and sales of software.
• Japan Securities Agents, Ltd. Securities brokerage services, securities administration services.
(Equity-method affiliate) JSF Information Technology Co., Ltd. Information processing services and development and sales of software.

ƒ	[Capital Amount and Total Number of Issued Shares]

As of February 1, 2012

Capital Amount	Total Number of Issued Shares
10,000 million yen	93,700,000 shares

„	Major Shareholders

As of September 30, 2011

Name	Address or Location	Total shares held (thousands)	Share Ownership Ratio (%)
Japan Trustee Services Bank, Ltd.	1-8-11 Harumi, Chuo-ku, Tokyo, Japan	13,206	14.09
NORTHERN TRUST GLOBAL SERVICES LTD RE NORWEGIAN CLIENTS ACCOUNT (Standing Agent: HSBC Group Tokyo Branch)	50 Bank Street, Canary Wharf, London, E14 5NT, U.K. (3-11-1 Nihonbashi, Chuo-ku, Tokyo, Japan)	5,708	6.09
Mizuho Corporate Bank, Ltd.	1-3-3 Marunouchi, Chiyoda-ku, Tokyo, Japan	4,374	4.66
Capital Market Promotion Fund (koeki zaidan hojin)	1-2-4 Kayabacho, Chuo-ku, Tokyo, Japan	3,531	3.76
Mizuho Corporate Bank, Ltd.	1-1-5 Uchisaiwaicho, Chiyoda-ku, Tokyo, Japan	3,093	3.30
The Master Trust Bank of Japan, Ltd.	2-11-3 Hamamatsu-cho, Minato-ku, Tokyo, Japan	2,563	2.73
Trust & Custody Services Bank, Ltd.	Harumi Island Triton Square Tower Z, 1-8-12 Harumi, Chuo-ku, Tokyo, Japan	2,319	2.47
BBH FOR SEI INST INVESTMENTS TRUST WORLD EQUITY EX-US FUND/JO HAMBRO (Standing Agent: The Bank of Tokyo-Mitsubishi UFJ (Mitsubishi UFJ)	1 Freedom Valley Drive Oaks Pennsylvania 19456 U.S.A. (2-7-1 Marunouchi, Chiyoda-ku, Tokyo, Japan)	2,187	2.33
STATE STREET BANK AND TRUST COMPANY (Standing Agent: HSBC Group Tokyo Branch)	P.O. Box 351 Boston Massachusetts 02101 U.S.A. (3-11-1 Nihonbashi, Chuo-ku, Tokyo, Japan)	1,591	1.69
J.P. MORGAN CLEARING CORP-SEC (Standing Agent: Citi Group Inc.)	Three Chase Metrotech Center, Brooklyn, New York 11245, U.S.A. (2-3-14 Higashi-shinagawa, Shinagawa-ku, Tokyo, Japan)	1,495	1.59

Total	—	40,072	42.76

Notes: 1. Of the above shares, the numbers of shares pertaining to the trust business are as follows:

Japan Trustee Services Bank Ltd.	13,206,000
The Master Trust Bank of Japan, Ltd.	2,563,000
Trust & Custody Services Bank, Ltd.	2,319,000

2.	We received a copy of the large shareholding report (change report) dated December 14, 2009 that was sent from Skagen AS and a report of share ownership as provided below, but as JSF cannot confirm the number of shares beneficially owned in the second quarter accounting period, those shares are not included in the above “Major Shareholders” table.

Name	Address	Total Shares Held (thousands)	Shareholding Ratio (%)
Skagen AS	3 Skagen, 4006 Stavanger, Norway	5,677	6.06

Total	—	5,677	6.06

3.	A copy of the large shareholding report dated March 22, 2011 was sent from J O Hambro Capital Management Limited and a report of share ownership was received as provided below, but as JSF cannot the number of shares beneficially owned in the second quarter accounting period the following is not included in the above “Major Shareholders” table.

Name	Address	Total Shares Held (thousands)	Shareholding Ratio (%)
J O Hambro Capital Management Limited	Ground Floor, Ryder Court, 14 Ryder Street, London, SW1Y 6QB, U.K.	4,690	5.01

Total	—	4,690	5.01

…	Officers’ Work History and Number of Shares Held

As of February 1, 2012

Official Title	Position	Name	Date of Birth	Work History		Total Shares Held (Thousands)
President and Representative Director	—	Minoru Masabuchi	November 3, 1943	May 1993	Adviser to Governor of Market Operations Dept., Bank of Japan (BOJ)	37
				May 1994	Director-General of Financial and Payment System Dept., BOJ
				July 1998	BOJ, Director
				July 2002	IBM Japan, Special Adviser
				June 2004	Japan Securities and Finance Co., Ltd., President (Current)
				June 2005	Director of JSF Trust and Banking Co., Ltd.
				June 2006	Director of Japan Information Processing Service Co. Ltd. (Current)
				June 2008	Director of Nihon Building Co., Ltd. (Current)
				June 2010	Director Tokyo Rope Manufacturing Co., Ltd. (Current)

Executive Vice President and Representative Director	—	Hiromitsu Matsuda	September 11, 1948	July 1998	Chief of Fukuoka Regional Taxation Bureau	20
				August 1999	Superintendent of Nagano Prefectural Police Headquarters
				August 2001	Deputy Director-General of Finance Bureau, Ministry of Finance
				August 2002	Director of Government Housing Loan Corp.
				April 2007	Deputy-Chairman of Japan Housing Financial Agency
				June 2008	Executive Vice President of JSF (Current)

Senior Managing Director and Representative Director	—	Eizo Kobayashi	September 8, 1948	May 1999	Director General of Personnel and Corporate Affairs Dept., BOJ	6
				May 2000	Director-General of Bank Examination and Surveillance Dept., BOJ
				June 2002	Executive Director of BOJ
				May 2006	Aflac Inc. (American Family Life Assurance Company) Senior Adviser
				July 2008	Vice Chairman of Aflac Japan
				May 2010	Adviser of JSF
				June 2010	Senior Managing Director of JSF (Current)

Senior Managing Director	—	Yasuhisa Hashimoto	February 27, 1951	May 1996	General Manager of Naha Branch, BOJ	22

Official Title	Position	Name	Date of Birth	Work History		Total Shares Held (Thousands)
				May 1998	Senior Secretary of BOJ
				February 2002	Director General of Secretariat of Policy Board Dept., BOJ
				May 2003	Director-General of Currency Issue Dept., BOJ
				February 2005	Personnel and Corporate Affairs Dept., BOJ
				May 2005	Adviser of JSF
				June 2005	Managing Director of JSF
				June 2006	Director of Japan Securities Agents, Ltd. (Current)
				June 2009	Director of JBIS Business Service, Inc.
				June 2009	Senior Managing Director of JSF (Current)

Managing Director	—	Hiroshi Nasuno	January 12, 1950	April 1973	Joined JSF	38
				June 2000	General Manager of Securities Custody Dept.
				June 2002	General Manager of Settlement & Custody Department
				June 2005	Auditor at Japan Securities Agents, Ltd. (Current)
				June 2005	Director and General Manager of Accounting Dept.
				June 2006	Executive Officer and General Manager of Accounting Dept.
				October 2006	Auditor at JBIS Holdings, Inc. (Current)
				June 2007	Managing Director (Current)
				June 2009	Auditor at JBIS Business Service, Inc.

Managing Director	—	Hiroshi Asakura	November 1, 1955	April 1978	Joined JSF	23
				June 2002	General Manager of Planning Dept.
				June 2005	General Manager of Margin Loan Dept.
				June 2006	Executive Officer & General Manager of Margin Loan Dept.
				October 2006	Director of JBIS Holdings, Inc.
				February 2008	Executive Officer and General Manager of Loan Department
				June 2009	Managing Director (Current)
				June 2011	Auditor at Japan Information Processing Service Co. Ltd. (Current)

Official Title	Position	Name	Date of Birth	Work History		Total Shares Held (Thousands)
Director	—	Takashi Imai	December 23, 1929	June 1993	President of Nippon Steel Corp.	4
				April 1998	Chairman of Nippon Steel Corp.
				May 1998	Chairman of Nippon Keidanren
				May 2002	Honorary Chairman of Nippon Keidanren (Current)
				June 2002	Director of JSF (Current)
				April 2003	Director & Senior Adviser/ Honorary Chairman of Nippon Steel Corp.
				June 2003	Senior Adviser (Sondanyaku) of Nippon Steel Corp.
				June 2008	Senior Adviser (Shayuu) of Nippon Steel Corp. (Current)
				December 1986	Executive Director of BOJ
				May 1992	Deputy Governor of Import-Export Bank of Japan
				May 1994	Vice-Chairman & Senior Managing Governor of Federation of Bankers Associations of Japan
				April 1999	Vice-Chairman & Senior Managing
Director	—	Akira Kanno	December 1, 1932		Governor of Japanese Bankers Association (renamed)	37
				June 2003	Director of JSF (Current)
				December 2004	Chairman of Japan Electric Power Exchange (yuugen sekinin chuukan hojin)
				June 2009	Chairman of Japan Electric Power Exchange (ippan shadan hojin) (renamed) (Current)

Official Title	Position	Name	Date of Birth	Work History		Total Shares Held (Thousands)
Director	—	Hiroshi Koshida	May 21, 1937	June 1991	Vice President of Daiwa Securities Co., Ltd.	3
				June 1998	President of Daiwa Asset Management Co., Ltd.
				June 2001	Chairman of Daiwa Asset Management Co., Ltd.
Chairman of Investment Trust
				June 2003	Association Standing Adviser of Daiwa Asset Management Co., Ltd.
				July 2003	Chairman of Japan Securities Dealers Association
				July 2006	Public Governor of Japan Securities Dealers Association
Chairman of NPO-APROSIS (Specified Non-profit Corporation for promoting securities investment and study)
				September 2006	(Director of Kanpo Co., Ltd. (currently, Japan Post Insurance Co., Ltd.) (Current)
				July 2007	Adviser of Daiwa Asset Management Co., Ltd. (Current)
				June 2008	Director of JSF (Current)
				July 2008	Adviser to Japan Securities Dealers Association (Current)

Standing Auditor	—	Ushio Mizuno	December 1, 1953	June 1999	Tokyo Stock Exchange, Financial Affairs Dept., Budget Bureau Chief	13
				November 2001	Japan Securities Depositories Center, Inc. Establishment Preparation Room Head
				June 2002	Japan Securities Depositories Center, Inc., Planning Dept. Head
				June 2004	Japan Securities Depositories Center, Inc., Business Planning Dept. Head
				June 2005	Tokyo Stock Exchange Financial Affairs Financial Affairs Dept. Head
				June 2007	Tokyo Stock Exchange Listing Inspection Head
				November 2007	Tokyo Stock Exchange Self-regulation Organization Listing Inspection Head
				June 2008	Auditor at JSF (Current)

Official Title	Position	Name	Date of Birth	Work History		Total Shares Held (Thousands)
Standing Auditory	—	Masao Iguchi	June 12, 1954	April 1978	Joined Industrial Bank of Japan, Ltd. (currently, Mizuho CB)	8
				April 2003	General Manager of Securities Business Operations Dept., Mizuho CB
				July 2005	General Manager of Human Resource Dept. (General Manager of Human Resource Development Office), Mizuho CB
				June 2007	General Manager of
Accounting Department, JSF
				June 2008	General Manager of Risk Management Dept., JSF
				June 2009	Executive Officer & General Manager of Risk Management Dept., JSF
				June 2011	Retired Executive Officer & General Manager of Risk Management Dept., JSF
				June 2011	Auditor at JSF (Current)

Auditor	—	Toshio Kamiyama	November 18, 1941	February 1969	Registered as Certified Public Accountant	16
				February 1969	Representative of Kamiyama CPA Office (office head) (Current)
				April 1969	Registered as Certified Tax Accountant
				July 1992	Director of the Japanese Institute of Certified Public Accountants
				February 1995	President of Japanese Accountants School (Current)
				August 2001	Commissioner of JICPA for objection inquiry
				August 2001	Commissioner of CPA examination
				June 2003	Auditor of JSF (Current)
				July 2004	Member of Board of Supervisors of JICPA

Substitute Auditor	—	Masato Denawa	February 5, 1964	April 1990	Registered Lawyer (Daiichi Tokyo Bar Association) Joined Okinobu and Ishihara Law Office (currently, Spring Partners)	—
				January 1999	Partner Attorney at Spring Partners (Current)
				June 2000	Auditor of Kinkan Co., Ltd. (Current)
				April 2002	Lecturer at Keio University Faculty of Law
				February 2005	Auditor of Ulvex Inc. (Current)
				July 2007	Director of Advise Link, Co., Ltd. (Current)
				September 2007	Auditor of Japan Prime Realty Investment Corp. (Current)
				June 2008	Substitute Auditor of JSF (Current)
				April 2009	Lecturer at Keio Law School
				April 2011	Practicing-Attorney-Professor for Civil Advocacy at the Legal Training and Research Institute of the Supreme Court of Japan (Current)
Total						227

(Notes) 1:	The three directors, Takashi Imai, Akira Kanno, and Hiroshi Koshida are outside directors.
2:	Both Ushio Mizuno and Toshio Kamiyama are outside auditors.
3:	The numbers of officers’ shares are current as of September 30, 2011.

2.	Overview of the Tender Offer

(1)	Overview of JBIS

	Name	JBIS Holdings, Inc.

‚	Address	2-5-4 Fukuzumi, Koto-ku, Tokyo

ƒ	Title and Name of the Representative	Masana Uchiike, Representative Director & President

„	Businesses	Formulation of business strategies and planning for group subsidiaries’ operating information services and shareholder services businesses, and overall management oversight

…	Capital Amount	3,000 million yen (as of September 30, 2011)

†	Date of Incorporation	October 2, 2006

‡	Major Shareholders and Their Shareholding Ratio

Japan Securities Finance Co., Ltd. 32.33%

Mizuho Corporate Bank, Ltd. 3.20%

Resona Bank, Ltd. 2.62%

Sumitomo Mitsui Banking Corporation 1.85%

Daiwa Securities Group Inc. 1.78%

Japan Trustee Services Bank, Ltd. (trust account) 1.76%

Japan Trustee Services Bank, Ltd. (The Chuo Mitsui Asset Trust and

Banking Company (management commission)/CMTB Equity Investments

Co., Ltd. (trust account)) 1.70%

Hitachi Ltd. 1.62%

Musashi Securities Co., Ltd. 1.59%

Mizuho Securities Co., Ltd. 1.49%

(as of September 30, 2011)

ˆ	Relationship between the Tender Offeror and JBIS

	Capital Relationship	The Company holds 1.33% (32,789,400 shares) of JBIS’s outstanding shares. There are no notable capital relationships between persons affiliated with the Company and/or its affiliates and persons affiliated with JBIS and/or its affiliates.

	Personal Relationship	There are no notable personal relationships between the Company and JBIS. There are no notable personal relationships between persons affiliated with the Company and/or its affiliates and persons affiliated with JBIS and/or its affiliates.

	Business or Transactional Relationship	There are no notable business or transactional relationships between the Company and JBIS in FY2010. Persons affiliated with the Company and/or its affiliates and persons affiliated with JBIS and/or its affiliates were treated as ordinary counterparties in the conduct of business transactions. In FY2010, the Company placed orders of approximately 174 million yen in total with JIPS. JIPS placed orders of approximately 5 million yen in total with the Company. The Company’s affiliate, NTT DATA Sekisui Systems Corporation, placed orders of approximately 714 million yen in total with JBIS’s affiliate, JIP Techno Science Corporation, JSF placed orders in total of approximately 0.35 million yen in total with the Company, and JSA placed orders of approximately 11 million yen in total with the Company.

	Applicability as a Related Party	JBIS is not a “related party” (kanren tojisha) of the Company. Persons affiliated with JBIS and/or its affiliates are not related parties of the Company.

(2)	Schedule

	Schedule

Board of Directors Resolution	January 31, 2012 (Tuesday)

Date of Tender Offer Commencement Notice	February 1, 2012 (Wednesday)

Newspapers for Public Notice	A public notice will be made electronically, and the announcement of such notice will be published in the Nihon Keizai Shimbun. (URL for electronic notices: http://info.edinet-fsa.go.jp)

Tender Offer Registration Statement Submission Date	February 1, 2012 (Wednesday)

‚	Tender Offer Period at the Time of Filing

Wednesday, February 1, 2012 to Friday, March 16, 2012 (33 business days)

ƒ	Possibility of Extension Upon Request of JBIS

Not applicable

(3)	Tender Offer Price

310 yen per ordinary share

(4)	Basis for the Calculation of Tender Offer Price

	Basis for the Calculation

In order to ensure the fairness of the Tender Offer Price, the Company has requested Deloitte Tohmatsu to appraise the value of JBIS Shares as a third-party computation institution independent of the Company and JBIS, and consulted the Share Appraisal Report submitted by Deloitte Tohmatsu on January 30, 2012.

Based on a review of the appraisal methods for the Tender Offer, Deloitte Tohmatsu conducted an appraisal of the value of JBIS Shares using the market price method and the DCF method. The Company did not obtain a fairness opinion from Deloitte Tohmatsu with respect to the Tender Offer Price.

According to the Share Appraisal Report, the range of the appraised per-share value of JBIS Shares based on each of the methods used is presented below.

Market price method:	235 yen to 250 yen
DCF method:	268 yen to 353 yen

Using the market price method, the appraised per-share value of JBIS Shares ranged from 235 yen to 250 yen, based on the one-month average (238 yen), the three-month average (235 yen), and the six-month average (250 yen) of the closing prices for JBIS Shares on the Tokyo Stock Exchange, using January 30, 2012 as the reference date.

Using the DCF method, the appraised per-share value of JBIS Shares ranged from 268 yen to 353 yen. Under this method, corporate value and the value of JBIS Shares are analyzed by discounting JBIS’s expected future free cash flow, which takes into consideration a variety of factors including JBIS’s business plans, recent business results, and publicly available information, by a fixed rate to arrive at the present value.

The Company resolved the Tender Offer Price of 310 yen at its Board of Directors’ meeting on January 31, 2012 upon consideration of various factors, such as the results of its due diligence on JBIS, the effects of JBIS’s transfer of the shares of JSA and Niigata Securities and of the reorganization of JBIS’s subsidiaries, the recent trends in the market price of JBIS Shares, JBIS’s opinion concerning support for the Tender Offer, examples of the premiums over market price offered in the past by other issuers executing public tender offers, and the projected response to the Tender Offer, in addition to the Share Appraisal Report obtained from Deloitte Tohmatsu.

The Tender Offer Price of 310 yen represents a 28.10% premium (rounded to the nearest second decimal place) over 242 yen, JBIS’s closing share price on the Tokyo Stock Exchange on January 30, 2012 (the business day immediately preceding the announcement of the Tender Offer); a 30.25% premium (rounded to the nearest second decimal place) over 238 yen (rounded to the nearest whole number), its average closing price for the one-month period ended January 30, 2012; a 31.91% premium (rounded to the nearest second decimal place) over 235 yen (rounded to the nearest whole number), its average closing price for the three months ended January 30, 2012; and a 24.00% premium (rounded to the nearest second decimal place) over 250 yen (rounded to the nearest whole number), its average closing price for the six months ended January 30, 2012.

‚	Process Leading to the Calculation

 (Process Leading to the Determination of the Tender Offer Price)

JBIS had been considering a business alliance with a company with which it could collaborate to achieve business synergies that would maximize corporate value to respond strategically to industry reorganization and to expand its solutions services businesses. Under such circumstances, in April 2011 the Company and JBIS began to deliberate on a variety of measures aimed at increasing the corporate value of both companies. As a result, the Company and JBIS believe that they will be able to realize a high level of business synergy between the two by leveraging and combining their respective brand names, advanced technologies, customer loyalty and business performances, and have reached a shared understanding that they will be able to enhance the corporate value of both companies through such business synergy.

The Company and JBIS concluded that the Company’s acquisition of all JBIS Shares except a portion of those held by JSF (6,520,200 shares (ownership ratio: 19.89%)) will allow maximum realization of the business synergies by allowing the two companies to strengthen their relationship and to proceed towards a speedy and effective business alliance, and have decided to execute the Tender Offer on January 31, 2012, for the following reasons.

 (Name of the Third Party Consulted for Valuation)

In order to ensure the fairness of the Tender Offer Price, the Company has requested a financial advisor, Deloitte Tohmatsu to appraise the value of JBIS Shares as a third-party computation institution independent of the Company and JBIS, and consulted the Share Appraisal Report dated January 30, 2012, submitted by Deloitte Tohmatsu.

 (Outline of the Opinion)

Based on a review of appraisal methods for the Tender Offer, Deloitte Tohmatsu conducted an appraisal of the value of JBIS Shares using the market price method and the DCF method. The Company did not obtain a fairness opinion from Deloitte Tohmatsu with respect to the Tender Offer Price.

According to the Share Appraisal Report, the range of per-share appraised valuations for JBIS Shares based on each of the methods used is presented below:

Market price method:	235 yen to 250 yen
DCF method:	268 yen to 353 yen

Using the market price method, the appraised per-share value of JBIS Shares ranged from 235 yen to 250 yen, based on the one-month average (238 yen), the three-month average (235 yen), and the six-month average (250 yen) of the closing prices for JBIS Shares on the Tokyo Stock Exchange, using January 30, 2012 as the reference date.

Using the DCF method, the appraised per-share value of JBIS Shares ranged from 268 yen to 353 yen. Under this method, corporate value and the value of JBIS Shares are analyzed by discounting JBIS’s expected future free cash flow, which takes into consideration a variety of factors including JBIS’s business plans, recent business results, and publicly available information, by a fixed rate to arrive at the present value.

(Process Leading to the Determination of the Tender Offer Price Based on Third Party Opinion)

The Company resolved the Tender Offer Price of 310 yen at its Board of Directors’ meeting on January 31, 2012 upon consideration of various factors, such as the results of its due diligence on JBIS, the effects of JBIS’s transfer of the shares of JSA and Niigata Securities and of the reorganization of JBIS’s subsidiaries, the recent trends in the market price of JBIS Shares, JBIS’s opinion concerning support for the Tender Offer, examples of the premiums over market price offered in the past by other issuers executing public tender offers, and the projected response to the Tender Offer, in addition to the Share Appraisal Report obtained from Deloitte Tohmatsu.

The Tender Offer Price of 310 yen represents a 28.10% premium (rounded to the nearest second decimal place) over 242 yen, JBIS’s closing share price on the Tokyo Stock Exchange on January 30, 2012 (the business day immediately preceding the announcement of the Tender Offer); a 30.25% premium (rounded to the nearest second decimal place) over 238 yen (rounded to the nearest whole number), its average closing price for the one-month period ended January 30, 2012; a 31.91% premium (rounded to the nearest second decimal place) over 235 yen (rounded to the nearest whole number), its average closing price for the three months ended January 30, 2012; and a 24.00% premium (rounded to the nearest second decimal place) over 250 yen (rounded to the nearest whole number), its average closing price for the six months ended January 30, 2012.

(Measures to Ensure the Fairness of the Appraisal of the Tender Offer Price and Measures to Avoid Conflict of Interest)

	Obtaining Share Appraisal Report from JBIS’s Independent Third-Party Computation Institution

According to the JBIS Press Release, in order to ensure the fairness of the decision-making process with respect to the Tender Offer Price proposed by the Company and to avoid an unfairly arbitrary decision, JBIS asked TYC to appraise the value of JBIS Shares as a third-party computation institution independent of the Company, and JBIS’s Board of Directors obtained a share appraisal report from TYC dated January 30, 2012 (JBIS did not obtain a fairness opinion from TYC with respect to the Tender Offer Price). TYC obtained materials from the management of JBIS concerning the state of its business and future business plans and received an explanation of these materials. It then appraised the value of JBIS Shares based on this information. In the share appraisal report prepared by TYC, JBIS Shares are appraised using the market price method and the DCF method, under the presumption that JBIS is the surviving company, and based on the understanding that it would be appropriate to conduct a multi-faceted evaluation of the value of JBIS Shares.

Under the market price method, the appraised per-share value of JBIS Shares ranged from 235 yen to 251 yen. Under this method, which is believed to be an objective method for assigning the value of shares of publicly traded companies, the value of the shares is assessed based on an analysis of the volume weighted average price of JBIS’s share on the stock market based on the reference date, the one-week, one-month, three-month, and six-month volume weighted average prices for JBIS Shares (242 yen representing the volume weighted average price for the reference date 242 yen representing the volume weighted average price for one week, 239 yen representing the volume weighted average price for one month, 235 yen representing the volume weighted average price for three months, and 251 yen representing the volume weighted average price for six months) using January 30, 2012 as the reference date.

Under the DCF method, the appraised per-share value of JBIS Shares ranged from 289 yen to 377 yen. Under this method, corporate value is assessed by discounting JBIS’s future cash flow, which is appraised based on JBIS’s business plans, by a fixed rate to arrive at a present value.

‚	The Approval by All of JBIS’s Directors and Company Auditors Who Have No Conflict of Interest

According to the JBIS Press Release, JBIS carefully deliberated and considered, at its Board of Directors’ meeting held on January 31, 2012, the series of applicable transactions relating to the Transactions, the Tender Offer Price, and the adequacy of related conditions for the Tender Offer, based on the Share Appraisal Report stated in “ Share Appraisal Report Obtained from Independent Third-Party Computation Institution” under the section above entitled “(6) Measures to Ensure the Fairness of the Tender Offer,” the legal advice stated in “ƒ Advice from JBIS’s Independent Legal Counsel” under the same section, and other related materials. As a result, JBIS concluded that the Transactions would maximize its business synergy with the Company by building a speedy and efficient business alliance through the maximum use of their respective brand names, advanced technologies and other strengths. Consequently, considering that the Transactions were the best option that would lead to the enhancement of JBIS’s corporate value in the medium and long term, and that the Tender Offer Price and other conditions for the Tender Offer were believed to be appropriate for the shareholders of JBIS based on the premium of the Tender Offer Price compared against recent market prices of JBIS Shares on the Tokyo Stock Exchange, and the results of the Share Appraisal Report mentioned above, JBIS determined that the Tender Offer provided a reasonable opportunity to sell shares by the shareholders of JBIS, including minority shareholders, and expressed its opinion that it would consent to the Tender Offer, and resolved to recommend that its shareholders tender their shares. Furthermore, according to the JBIS Press Release, with respect to the above-mentioned opinion regarding the Tender Offer, five (5) directors out of the six (6) members of the Board of JBIS (including one outside director), participated in the deliberation and determination regarding the Tender Offer, and the resolution was made unanimously by the affirmative vote of all of such participating directors. Out of the directors of JBIS, Mr. Kunio Kojima, the outside director, given his concurrent duty as an advisor of JSF, elected not to participate in the deliberation and determination regarding the Tender Offer in order to avoid a conflict of interest. He also did not act as a representative of JBIS, in the discussions and negotiations with the Tender Offeror. In addition, Mr. Hiroshi Nasuno, an outside company auditor (one of JBIS’s four (4) company auditors (including two (2) outside company auditors)) who has a concurrent duty as Managing Director (jomu torishimariyaku) of JSF, elected not to participate in the deliberation and determination regarding the Tender Offer at the above-mentioned Board of Directors’ meeting in order to avoid a conflict of interest, and did not act as a representative of JBIS in the discussions and negotiations with the Company. However, all company auditors other than Mr. Nasuno unanimously announced that they had no objections to the approval by JBIS’s Board of Directors of the Tender Offer and its recommendation that JBIS’s shareholders tender their shares in the Tender Offer.

ƒ	Advice from JBIS’s Independent Legal Counsel

According to the JBIS Press Release, in order to assure the fairness, adequacy, transparency and reasonableness during the decision-making process regarding the Transactions, including the Tender Offer, JBIS’s Board of Directors selected Nishimura & Asahi as a legal adviser independent from the Company, JSF and JBIS, and is receiving legal advice as to the process, method and other aspects of its decision-making regarding the Transactions and the Tender Offer.

„	Measures to Provide Purchasing Opportunities to Other Purchasers

The Company set the Tender Offer Period at 33 business days while the applicable laws and regulations mandate 20 business days as the minimum period. By setting the Tender Offer Period longer than the statutory minimum period, the Company ensures fairness of the Tender Offer by providing JBIS’s shareholders adequate opportunity to contemplate their tender decisions, as well as opportunities to sell shares to potential purchasers other than the Company. Furthermore, the Company and JBIS have no restrictive contract to prevent such potential purchasers from purchasing JBIS Shares in case such opportunities arise.

ƒ	Relationship with the Computation Institution

Deloitte Tohmatsu, the Company’s third party computation institution, is not affiliated with the Company or JBIS, and has no material interest regarding the Tender Offer.

(5)	Number of Shares Expected to be Purchased

Number of Shares Expected to be Purchased	Minimum of Number of Shares Expected to be Purchased	Maximum Number of Shares Expected to be Purchased
32,195,250 shares	15,959,701 shares	shares

(6)	Change in Shareholding Ratio as a Result of the Tender Offer

Number of voting rights represented by the Shares held by the Tender Offeror prior to the Tender Offer	4,350	(Shareholding ratio prior to the Tender Offer 1.33%)

Number of voting rights represented by the Shares expected to be purchased	321,952	(Shareholding ratio after the Tender Offer 100.00%)

Total	326,008

(7)	Purchase Price: 9,980,527,500 yen

(Note) “Purchase Price” means the amount obtained by multiplying the Number of Shares Expected to be Purchased in the Tender Offer (32,195,250 shares) by the Tender Offer Price per share (310 yen)

(8)	Settlement Method

	Name and Address of Principal Office of Financial Instruments Business Operator and Bank to Settle the Tender Offer

Mizuho Securities Co., Ltd.

1-5-1 Otemachi, Chiyoda-ku, Tokyo, Japan

‚	Commencement Date of Settlement

March 23, 2012 (Friday)

ƒ	Settlement Method

Promptly after the end of the Tender Offer Period, notices of purchases through the Tender Offer will be sent to the addresses of the tendering shareholders (or to the standing proxies in the case of foreign shareholders). The Tender Offer will be settled in cash. Without delay after the Commencement Date of Settlement, and in accordance with the instructions of the tendering shareholders (or to the standing proxies in the case of foreign shareholders), the sales price of shares tendered in the Tender Offer will be remitted by the tender offer agent who accepted the tender to the location designated by the tendering shareholders (or to the standing proxies in the case of foreign shareholders), or will be paid at the head office or local branch office of the tender offer agent who accepted the tender.

„	Method of Returning Shares

In the event that no tendered shares are to be purchased pursuant to the conditions stated in “ Existence and Content of the Conditions Stated in the Respective Items Under Article 27-13(4) of the Act” or “‚ Existence and Content of Conditions for Withdrawal of the Tender Offer and Method of Disclosing Withdrawal” under the paragraph entitled “(9) Other Conditions and Method of Tender Offer” below, promptly after the Commencement Date of Settlement (or the day when the Tender Offer was withdrawn, if applicable), the tender offer agent will restore the shares to the original condition as when the shares were tendered.

(9)	Other Conditions and Method of Tender Offer

	Existence and Content of the Conditions Stated in the Respective Items Under Article 27-13(4) of the Act

If the total number of tendered shares do not reach the expected minimum number of shares to be purchased (15,959,701 shares), the Company will not purchase any tendered shares. On the other hand, if the total number of tendered shares reaches or exceeds the expected minimum number of shares to be purchased, the Company will conduct the purchase in its entirety.

‚	Existence and Content of Conditions for Withdrawal of the Tender Offer and Method of Disclosing Withdrawal

If any of the events provided in Article 14(1)(i)(a) through (i) and (l) through (r), Article 14(1)(iii)(a) through (h) and (j), Article 14(1)(iv), and Article 14(2)(iii) through (vi) of the Financial Instruments and Exchange Act Enforcement Order (Cabinet Order No. 321 of 1965, as amended; hereinafter the “Cabinet Order”) occurs, the Company may withdraw the Tender Offer. With respect to Article 14(1)(iii)(j) of the Cabinet Order, such item shall refer to any of the following events as matters similar to those stated in Article 14(1)(iii)(a) through (i) thereof:

(a) In case where, with respect to any statutorily required document filed by JBIS in the past, it is discovered that there was a false statement with respect to any material matter, or omission of a material matter that should have been stated; or

(b) If any events under Article 14(1)(iii)(a) through (i) of the Cabinet Order has occurred with respect to any material subsidiary of JBIS.

Furthermore, with respect to the advance filing to the Fair Trade Commission pursuant to the applicable provisions of Article 10(2) of the Antimonopoly Act that was made by the Company on or before the day immediately preceding the day of the expiration of the Tender Offer Period (including any extension thereof), if (i) the Company receives from the Fair Trade Commission prior notice of a cease and desist order instructing the Company to dispose of all or a portion of the shares of JBIS or to assign part of its business, or other similar disposition, (ii) the action period during which the prior notice of a cease and desist order under the Antimonopoly Act has not expired, or (iii) a petition for emergency court injunction by a court is filed against the Company as an entity that is suspected of violating Article 10(1) of the Antimonopoly Act, the Company will be deemed to have failed to obtain “permission” under Article 14(1)(iv) of the Cabinet Order, and such failure may result in a withdrawal event.

If the Tender Offeror is to withdraw the Tender Offer, a public notice will be made electronically, and the announcement of such notice will be published in the Nihon Keizai Shimbun. However, if there is difficulty in making such public notice by the end of the Tender Offer Period, an announcement will be made pursuant to Article 20 of the Cabinet Office Ordinance on the Disclosure of the Tender Offer of Shares by Persons Other than the Issuer (Ministry of Finance Ordinance No. 38 of 1990, as amended; hereinafter the “Ministry Ordinance”), and the public notice will be made promptly thereafter.

ƒ	Existence and Content of Conditions for Reduction of the Tender Offer Price and Method of Disclosing Reduction

In the event that the Company commits any act provided for in Article 13(1) of the Cabinet Order during the Tender Offer Period, the Tender Offer Price may be reduced based on the standards provided for in Article 19(1) of the Ministry Ordinance pursuant to the applicable provisions of Article 27-6(1)(i) of the Act.

If the Tender Offeror is to reduce the Tender Offer Price, a public notice will be made electronically, and the announcement of such notice will be published in the Nihon Keizai Shimbun. However, if there is difficulty in making such public notice by the end of the Tender Offer Period, an announcement will be made pursuant to Article 20 of the Ministry Ordinance, and a public notice will be made promptly thereafter. If the Tender Offer Price is reduced, any shares tendered on or before the day of such public notice will be purchased at the reduced Tender Offer Price.

„	Matters Regarding the Tendering Shareholders’ Rights to Terminate Contacts

During the term of the Tender Offer Period, the tendering shareholders may terminate contracts relating to the Tender Offer at any time. If you would like to terminate a contract, please deliver or send, no later than 3 p.m. of the last day during the Tender Offer Period, a written document to the effect that you intend to terminate the contract relating to the Tender Offer (hereinafter a “Termination Notice”) to the head office or local branch office of the tender offer agent that accepted the tender, together with a copy of receipt of the application for the tender. The termination of the contract takes effect upon delivery or service of the Termination Notice to the tender offer agent. Therefore, if you send a Termination Notice, please keep in mind that the termination cannot be effected unless the Termination Notice reaches the tender offer agent no later than 3 p.m. on the last day during the Tender Offer Period.

The Company will not seek damages from or penalize tendering shareholders if they terminate the contracts. In addition, any cost required for the return of the tendered share certificates will be borne by the Company. In the case of termination, the tendered share certificates will be returned promptly through use of the method stated in “„ Method of Returning Shares” under the paragraph entitled “(8) Settlement Method” above promptly after the completion of the termination procedures.

…	Method of Disclosing in Case of Changes in Conditions for Purchase

The Company may make changes to the conditions for purchase during the Tender Offer Period, unless otherwise prohibited by Article 27-6 of the Act and Article 13 of the Cabinet Order. If the Company is to make changes to the conditions for purchase, a public notice will be made electronically with respect to the content of such changes, and the announcement of such notice will be published in the Nihon Keizai Shimbun. However, if there is difficulty in making such public notice before the end of the Tender Offer Period, an announcement will be made pursuant to Article 20 of the Ministry Ordinance, and a public notice will be made promptly thereafter. If the conditions for purchase are changed, any shares tendered on or before the day of such public notice will be purchased pursuant to the changed conditions.

†	Method of Disclosing in Case of Filing of a Correction Statement

If the Company files with the Director-General of the Kanto Local Finance Bureau a correction statement, it will immediately announce the content of the correction statement to the extent it relates to the content stated in the Public Notice of the Commencement of the Tender Offer pursuant to Article 20 of the Ministry Ordinance. In addition, the Company will immediately correct the Tender Offer explanatory statement, and, as to the tendering shareholders to whom the Tender Offer explanatory statement has already been issued, the Company will effect the correction by issuing a corrected Tender Offer explanatory statement. However, if the scope of the correction is limited, the Company will effect the correction by creating a written document that states the reason for the correction, the matters corrected, and the content as corrected, and delivering such written document to the tendering shareholders.

‡	Method For Disclosing the Results of the Tender Offer

The Company will announce the results of the Tender Offer on the day after the final day of the Tender Offer Period using the method prescribed in Article 9-4 of the Cabinet Order and Article 30-2 of the Ministry Ordinance.

ˆ	Other Matters

The Tender Offer is not being made, directly or indirectly, in or into, or by use of the mails of, or by any means or instrumentality (including, without limitation, facsimile, email, Internet transmission, telex, or telephone) of interstate or foreign commerce of, the United States, nor is it being made through any facility of a securities exchange of the United States. The Tender Offer may not be accepted using any of the aforementioned means, via the aforementioned facilities, nor from within the United States.

Furthermore, the Tender Offer Registration Statement for the Tender Offer and any other documents relating to the purchase are not being, and must not be mailed or otherwise transmitted or distributed within, into, or out of, the United States. Any tender to the Tender Offer that directly or indirectly violates the aforementioned restrictions will not be accepted.

When tendering to the Tender Offer, the tendering shareholders (or standing proxies in the case of foreign shareholders) may be asked to make the following representations and warranties to the tender offer agent:

-	That the tendering shareholder was not a resident of the United States either at the time of their acceptance or at the time of the transmittal of the Tender Offer Acceptance Form.

-	That information relating to the Tender Offer (including copies thereof) was not, directly or indirectly, received from or transmitted within, into, or from, the United States.

-

That in tendering or in signing and delivering the Tender Offer Acceptance Form, there has been no use, directly or indirectly, of the mails of, or by any means or instrumentality (including, without limitation, facsimile, email, Internet transmission, telex, or telephone) of interstate or foreign commerce of, the United States, nor has there been any use of any facility of a securities exchange of the United States.

-

That the respondent is not acting as an agent or trustee lacking the power to make decisions on behalf of another party (excluding those cases in which the other party gives all instructions relating to tendering shares from outside the United States).

(10)	Date of Tender Offer Commencement Notice

February 1, 2012 (Thursday)

(11)	Tender Offer Agent

Mizuho Securities Co., Ltd.

3.	Policies After the Tender Offer and Forecast for the Future

For the policies after the Tender Offer, please refer to “(2) Background, Purpose and Decision-making Process Leading to the Tender Offer and Management Policy After the Tender Offer,” “(4) Reorganization and Other Policies After the Tender Offer (Matters Regarding the So-called Two-Step Acquisitions)” and “(5) Prospect of Delisting and Reasons for the Same” under the paragraph entitled “1. Purpose of the Tender Offer.”

4.	Other Matters

(1) Existence/Applicability of an Agreement Between the Tender Offeror and JBIS, or any of JBIS’s Officers, and the Content Thereof

	Existence/Applicability of an Agreement Between the Tender Offeror and JBIS and the Content Thereof

On January 31, 2012, the Company executed with JBIS the Tender Offer MOU mainly consisting of the following covenants of JBIS from the day of commencement of the Tender Offer to the conclusion of the Next Ordinary General Shareholders’ Meeting to be held in June 2012:

(i)	During the Tender Offer Period, JBIS will continue to act pursuant to the Board of Directors’ resolution to approve the Tender Offer and recommend that JBIS’s shareholders tender their shares, unless it is reasonably determined that JBIS’s approval of the Tender Offer or not withdrawing its approval is likely to result in the breach of the duty of loyalty of JBIS’s directors due the occurrence of a new event, such as the implementation of a tender offer for JBIS Shares other than this Tender Offer;

(ii)	JBIS shall assign all issued ordinary shares of JSA (9,838,000 shares), a subsidiary of JBIS, no later than April 2, 2012;

(iii)	JBIS shall assign a portion of issued ordinary shares of Niigata Securities (100,000 shares or more), one of JBIS’s equity-method affiliates no later than the day immediately preceding the settlement day relating to the Tender Offer, thereby ensuring that Niigata Securities no longer has the status of an affiliate as defined in Article 8(v) of JBIS’s Rules on Financial Statements;

(iv)	JBIS shall immediately notify the Company of any proposal to purchase its shares or reorganize JBIS if such proposal is made by any third party to JBIS during the Tender Offer Period;

(v)	JBIS shall acquire for value any and all JBIS Shares held by JSA no later than the implementation of the assignment of shares stated in sub-paragraph (ii) above. (However, the share acquisition price is capped at 13,903,500 yen (44,850 shares multiplied by the Tender Offer Price);

(vi)	From the day of the commencement of the Tender Offer to the conclusion of the Next Ordinary General Shareholders’ Meeting, JBIS shall operate, or cause its subsidiaries to operate, their respective businesses with the duty of care of a prudent manager, and, without the prior written approval of the Company, shall not effect or cause others to effect a reorganization, change its articles of incorporation, issue new shares, assign or dispose of material assets or other actions (except those set forth in sub-paragraphs (ii) and (iii) above); and

(vii)	If the Tender Offer is completed, and JBIS Shares are purchased by the Company, JBIS shall finalize its proposal to be submitted to the Next Ordinary General Shareholders’ Meeting pursuant to discussions with the Company.

According to the JBIS Press Release, JBIS carefully deliberated and considered, at its Board of Directors’ meeting held on January 31, 2012, the Transactions, the Tender Offer Price, and the adequacy of related conditions for the Tender Offer, based on the Share Appraisal Report obtained from TYC, legal advice from Nishimura & Asahi as to the decision-making process, decision-making methods and other factors that should be considered in connection with the Transactions, including the Tender Offer, and other related materials. As a result, JBIS concluded that the Transactions would maximize its business synergy with the Company by building a speedy and efficient business alliance through maximum use of their respective brand names, advanced technologies and other strengths. Consequently, considering that the Transactions were the best option that would lead to the enhancement of JBIS’s corporate value in the medium and long term, and that the Tender Offer Price and other conditions for the Tender Offer were believed to be appropriate for the shareholders of JBIS based on the premium of the Tender Offer Price compared against recent market prices of JBIS Shares on the Tokyo Stock Exchange, and the results of the Share Appraisal Report mentioned above, JBIS determined that the Tender Offer provided a reasonable opportunity to sell shares by the shareholders of JBIS, including minority shareholders, and expressed its opinion that it would consent to the Tender Offer, and resolved to recommend that its shareholders tender their shares. Furthermore, according to the JBIS Press Release, with respect to the above-mentioned opinion regarding the Tender Offer, five (5) directors out of the six (6) members of the Board of JBIS (including one outside director), participated in the deliberation and determination regarding the Tender Offer, and the resolution was made unanimously by the affirmative vote of all of such participating directors. Out of the directors of JBIS, Mr. Kunio Kojima, the outside director, given his concurrent duty as an advisor of JSF, elected not to participate in the deliberation and determination regarding the Tender Offer in order to avoid a conflict of interest. He also did not act as a representative of JBIS, in the discussions and negotiations with the Tender Offeror. In addition, Mr. Hiroshi Nasuno, an outside company auditor (one of JBIS’s four (4) company auditors (including two (2) outside company auditors)) who has a concurrent duty as Managing Director (jomu torishimariyaku) of JSF, elected not to participate in the deliberation and determination regarding the Tender Offer in order to avoid a conflict of interest, and did not act as a representative of JBIS in the discussions and negotiations with the Company. However, all company auditors other than Mr. Nasuno unanimously announced that they had no objections to the approval by JBIS’s Board of Directors of the Tender Offer and its recommendation that JBIS’s shareholders tender their shares in the Tender Offer.

‚	Measures to Ensure the Fairness of the Tender Offer

(i)	Share Appraisal Report Obtained from Independent Third-Party Computation Institution

In order to ensure fairness in the determination of the Tender Offer Price, the Company has requested a financial advisor, Deloitte Tohmatsu Financial Advisory Co., Ltd. (hereinafter “Deloitte Tohmatsu”) to appraise the value of JBIS Shares as a third-party computation institution independent of the Company and JBIS, and consulted the share appraisal report dated January 30, 2012 submitted by Deloitte Tohmatsu (hereinafter the “Share Appraisal Report”).

Based on a review of the appraisal methods for the Tender Offer, Deloitte Tohmatsu conducted an appraisal of the value of JBIS Shares using the market price method and the discounted cash flow method (hereinafter the “DCF method”). The Company did not obtain a fairness opinion from Deloitte Tohmatsu with respect to the Tender Offer Price.

According to the Share Appraisal Report, the range of per-share appraised valuations for JBIS Shares based on each of the methods used is presented below:

Market price method:	235 yen to 250 yen
DCF method:	268 yen to 353 yen

Using the market price method, the appraised per-share value of JBIS Shares ranged from 235 yen to 250 yen, based on the one-month average (238 yen), the three-month average (235 yen), and the six-month average (250 yen) of the closing prices for JBIS Shares on the Tokyo Stock Exchange, using January 30, 2012 as the reference date.

Using the DCF method, the appraised per-share value of JBIS Shares ranged from 268 yen to 353 yen. Under this method, corporate value and the value of JBIS Shares are analyzed by discounting JBIS’s expected future free cash flow, which takes into consideration a variety of factors including JBIS’s business plans, recent business results, and publicly available information, by a fixed rate to arrive at the present value.

The Company resolved the Tender Offer Price of 310 yen at its Board of Directors’ meeting on January 31, 2012 upon consideration of various factors, such as the results of its due diligence on JBIS, the effects of JBIS’s transfer of the shares of JSA and Niigata Securities and of the reorganization of JBIS’s subsidiaries, the recent trends in the market price of JBIS Shares, JBIS’s opinion concerning support for the Tender Offer, examples of the premiums over market price offered in the past by other issuers executing public tender offers, and the projected response to the Tender Offer, in addition to the Share Appraisal Report obtained from Deloitte Tohmatsu.

The Tender Offer Price of 310 yen represents a 28.10% premium (rounded to the nearest second decimal place) over 242 yen, JBIS’s closing share price on the Tokyo Stock Exchange on January 30, 2012 (the business day immediately preceding the announcement of the Tender Offer); a 30.25% premium (rounded to the nearest second decimal place) over 238 yen (rounded to the nearest whole number), its average closing price for the one-month period ended January 30, 2012; a 31.91% premium (rounded to the nearest second decimal place) over 235 yen (rounded to the nearest whole number), its average closing price for the three months ended January 30, 2012; and a 24.00% premium (rounded to the nearest second decimal place) over 250 yen (rounded to the nearest whole number), its average closing price for the six months ended January 30, 2012.

According to the JBIS Press Release, in order to ensure the fairness of the decision-making process with respect to the Tender Offer Price proposed by the Company and to avoid an unfairly arbitrary decision, JBIS asked TY Consulting Co., Ltd. (hereinafter “TYC”) to appraise the value of JBIS Shares as a third-party computation institution independent of the Company, and JBIS’s Board of Directors obtained a share appraisal report from TYC dated January 30, 2012 (JBIS did not obtain a fairness opinion from TYC with respect to the Tender Offer Price). TYC obtained materials from the management of JBIS concerning the state of its business and future business plans and received an explanation of these materials. It then appraised the value of JBIS Shares based on this information. In the share appraisal report prepared by TYC, JBIS Shares are appraised using the market price method and the DCF method, under the presumption that JBIS is the surviving company, and based on the understanding that it would be appropriate to conduct a multi-faceted evaluation of the value of JBIS Shares.

Under the market price method, the appraised per-share value of JBIS Shares ranged from 235 yen to 251 yen. Under this method, which is believed to be an objective method for assigning the value of shares of publicly traded companies, the value of the shares is assessed based on an analysis of the volume weighted average price of JBIS’s share on the stock market based on the reference date, the one-week, one-month, three-month, and six-month volume weighted average prices for JBIS Shares (242 yen representing the volume weighted average price for the reference date, 242 yen representing the volume weighted average price for one week, 239 yen representing the volume weighted average price for one month, 235 yen representing the volume weighted average price for three months, and 251 yen representing the volume weighted average price for six months) using January 30, 2012 as the reference date.

Under the DCF method, the appraised per-share value of JBIS Shares ranged from 289 yen to 377 yen. Under this method, corporate value is assessed by discounting JBIS’s expected future cash flow, which is appraised based on JBIS’s business plans, by a fixed rate to arrive at a present value.

(ii)	The Approval by All of JBIS’s Directors and Company Auditors Who Have No Conflict of Interest

According to the JBIS Press Release, JBIS carefully deliberated and considered the Transactions, at its Board of Directors’ meeting held on January 31, 2012, the Tender Offer Price, and the adequacy of related conditions for the Tender Offer, based on the Share Appraisal Report stated in “ Acquisition of Share Appraisal Report From an Independent Third-Party Computation Institution” under the section below entitled “(6) Measurements to Ensure Fairness of Tender Offer,” the legal advice stated in “ƒ Advice from JBIS’s Independent Legal Counsel” under the same section, and other related materials. As a result, JBIS concluded that the Transactions would maximize its business synergy with the Company by building a speedy and efficient business alliance through the maximum use of their respective brand names, advanced technologies and other strengths. Consequently, considering that the Transactions were the best option that would lead to the enhancement of JBIS’s corporate value in the medium and long term, and that the Tender Offer Price and other conditions for the Tender Offer were believed to be appropriate for the shareholders of JBIS based on the level of the premium of the Tender Offer Price compared against recent market prices of JBIS Shares on the Tokyo Stock Exchange, and the results of the Share Appraisal Report mentioned above, JBIS determined that the Tender Offer provided a reasonable opportunity to sell shares by the shareholders of JBIS, including minority shareholders, and expressed its opinion that it would consent to the Tender Offer, and resolved to recommend that its shareholders tender their shares. Furthermore, according to the JBIS Press Release, with respect to the above-mentioned opinion regarding the Tender Offer, five (5) directors out of the six (6) members of the Board of JBIS (including one outside director), participated in the deliberation and determination regarding the Tender Offer, and the resolution was made unanimously by the affirmative vote of all of such participating directors. Out of the directors of JBIS, Mr. Kunio Kojima, the outside director, given his concurrent duty as an advisor of JSF, elected not to participate in the deliberation and determination regarding the Tender Offer in order to avoid a conflict of interest. He also did not act as a representative of JBIS, in the discussions and negotiations with the Tender Offeror. In addition, Mr. Hiroshi Nasuno, an outside company auditor (one of JBIS’s four (4) company auditors (including two (2) outside company auditors)) who has a concurrent duty as Managing Director (jomu torishimariyaku) of JSF, elected not to participate in the deliberation and determination regarding the Tender Offer at the above-mentioned Board of Directors’ meeting in order to avoid a conflict of interest, given his concurrent duty as Managing Director (jomu torishimariyaku) of JSF, and he also did not act as a representative of JBIS in the discussions and negotiations with the Company. All company auditors other than Mr. Nasuno unanimously announced that they had no objections to the approval by JBIS’s Board of Directors of the Tender Offer and its recommendation that JBIS’s shareholders tender their shares in the Tender Offer.

(iii)	Advice from JBIS’s Independent Legal Counsel

According to the JBIS Press Release, in order to assure fairness, adequacy, transparency and reasonableness during the decision-making process regarding the Transactions, including the Tender Offer, JBIS’s Board of Directors selected Nishimura & Asahi as a legal adviser independent from the Company, JSF and JBIS, and is receiving legal advice as to the process, method and other aspects of its decision-making regarding the Transactions and the Tender Offer.

(iv)	Measures to Secure Purchasing Opportunities to Other Purchasers

The Company set the period for the Tender Offer Period at 33 business days while the applicable laws and regulations mandate 20 business days as the minimum period. By setting the Tender Offer Period longer than the statutory minimum period, the Company ensures fairness of the Tender Offer by providing JBIS’s shareholders adequate opportunity to contemplate their tender decisions, as well as opportunities to sell shares to potential purchasers other than the Company. Furthermore, the Company and JBIS have no restrictive contract to prevent such potential purchasers from purchasing JBIS Shares in case such opportunities arise.

ƒ	Existence of an Agreement between the Tender Offeror and any of JBIS’s Officers and the Content Thereof

There is no such agreement.

(2)	Other Information Considered Necessary for Investors in Determining Whether to Accept the Tender Offer

	Acquisition of Treasury Stock

On January 31, 2012, JBIS announced its “Release Regarding the Acquisition of its Treasury Stock.” According to such release, at the Board of Directors’ meeting held on January 31, 2012, JBIS announced its consent to the Tender Offer and the assignment of all issued ordinary shares of its subsidiary, JSA, to Sumitomo Trust and JSF, and resolved to acquire 44,850 JBIS Shares currently held by JSA, as outlined in the “Overview of Acquisition” below. For more information, please refer to the content of such release.

Overview of Acquisition

(i)	Class of Shares in the Tender Offer: Ordinary shares

(ii)	Total Number of Shares: 44,850 shares (Ratio of issued to outstanding shares excluding treasury stock: 0.14%)

(iii)	Tender Offer Price: 13,903,500 yen (44,850 shares multiplied by the Tender Offer Price)

(iv)	Scheduled Acquisition Date: February 6, 2011

(v)	Entity to be Acquired: JAPAN SECURITIES AGENTS, LTD.

‚	Notice on Changes in Subsidiaries and Equity-Method Affiliates (Assignment of Shares), Reconstruction of Business at JBIS’s Subsidiaries, and Revision of Earnings Forecast

On January 31, 2012, JBIS released “Notice of Changes in Subsidiaries and Equity-Method Affiliates (Assignment of Shares), Reconstruction of Business of Our Subsidiaries, and Revision of Forecasts of Business Performance (Financial Results).” According to such release, at its Board of Directors’ meeting held on January 31, 2012, together with the implementation of the Tender Offer as provided below, JBIS resolved (i) to assign all of the issued ordinary shares of JSA, one of JBIS’s subsidiaries, in order to pursue strategic growth in JSA’s financial instruments business with a focus on shareholder services (such share assignment is outlined in (a) below), and (ii) in conjunction with the assignment of all issued ordinary shares of JSA, to assign a portion of the ordinary shares of Niigata Securities, one of JBIS’s equity-method affiliates, in order to exclude it from JBIS’s equity-method affiliates during the requisite review of the position of affiliates in JBIS’s group that engage in the financial instruments business (such share assignment is outlined in (b) below); and in conjunction with the assignment of issued ordinary shares of JSA, JBIS resolved (iii) to enter into an absorption-type company split agreement on the same day, under which JSA will be the splitting company and JIPS, one of JBIS’s subsidiaries, will be the successor company, which will be resolved at the Board of Directors’ meeting of JSA and JIPS, both held on January 31, 2012 (the outline of such absorption-type company split is as described in (c) below), and (iv) to solicit voluntary retirement of JSA’s directors at JSA’s Board of Directors’ meeting held on the same day (such voluntary retirement program is outlined in (d) below). In conjunction with the assignment of the issued ordinary shares of JSF and Niigata Securities and solicitation of voluntary retirement at JSA, JBIS revised the forecasts for consolidated financial results for the fiscal year ending March 31, 2012 (such revised forecasts are outlined in (e) below). The outline of the content of the release described in (a) to (e) is an excerpt from the content released by JBIS. The Company is not in a position to verify, and does not in fact verify, the accuracy or truthfulness of such content independently. For more information, please refer to the content of such release.

(a)	Outline of Transfer of Issued Ordinary Shares of JSA (Subsidiary)

(i)	Assignees	Sumitomo Trust and Banking Co. Ltd. 4-5-33 Kitahama, Chuo-ku, Osaka-shi, Osaka Japan Securities Finance Co., Ltd. 1-2-10 Nihonbashi-Kayabacho, Chuo-ku, Tokyo

(ii)	Number of shares prior to transfer	9,838,000 shares (Number of voting rights: 19,676) (Shareholding percentage: 100%)

(iii)	Number of transferred shares

9,838,000 shares

(8,372,138 shares to Sumitomo Trust, 1,465,862 shares to JSF)

(Number of voting rights: 19,675)

(16,744 rights to Sumitomo Trust, 2,931 rights to JSF)

(Ratio of outstanding shares: 100.0%)

(85.1% to Sumitomo Trust, 14.9% to JSF)

(Total assignment amount: 1,200 million yen)

(1,021 million yen from Sumitomo Trust and 179 million yen from JSF)

(iv)	Number of shares after transfer	0 shares (Number of voting rights: 0) (Shareholding percentage: 0%)

(v)	Share transfer agreement date	January 31, 2012

(vi)	Share transfer date	Scheduled for April 2, 2012

(b)	Outline of Transfer of Issued Ordinary Shares of Niigata Securities (Equity-Method Affiliate)

(i)	Assignee	Kabushiki Kaisha Fuyusha 5-224-1 Honchodori, Chuo-ku, Niigata-shi, Niigata

(ii)	Number of shares prior to transfer	860,000 shares (Number of voting rights: 860) (Shareholding percentage: 21.76%)

(iii)	Number of transferred shares	100,000 shares (Number of voting rights: 100) (Percentage of outstanding shares excluding treasury stock: 2.53% (Total transfer amount: 55 million yen)

(iv)	Number of shares after transfer	760,000 shares (Number of voting rights: 760) (Shareholding percentage: 19.23%)

(v)	Share transfer agreement date	January 31, 2012

(vi)	Share transfer date	Scheduled for February 3, 2012

Note: The shareholding percentages above represent the percentage of all issued shares excluding treasury stock.

(c)	Outline of the Absorption-type Split of JSA and JIPS

(i)	Absorption-type split procedure	JSA will be the splitting company and JIPS will be the successor company in the absorption-type split.

(ii)	Allocation of consideration for the split	Because JSA and JIPS are wholly-owned subsidiaries of JBIS, there will be no allocation of consideration for this absorption-type split.

(iii)	Rights and obligations assumed by the successor company in the absorption-type split	Pursuant to the Absorption-Type Company Split agreement executed between JSA and JIPS on January 31, 2012, at the time of the Absorption-Type Company Split, JIPS will assume the contractual status, and all other rights and obligations of the business relating to securities delivery services, delivery agency services, custody services, administrative services, BPO services (excluding mailing services and printing services that are being outsourced from JSA to JIPS) and services provided as calculation companies and agency companies (excluding ASP services) provided by JSA will be split. There are no assets and liabilities to be split. JIPS will assume the liabilities of JSA by releasing JSA from such liabilities.

(iv)	Outline of the business segment to be split	The activities relating to securities delivery services, delivery agency services, custody services, administrative services, BPO services (excluding mailing services and printing services that are being outsourced from JSA to JIPS) and services provided as calculation companies and agency companies (excluding ASP services) provided by JSA will be split.

(v)	Effective date	Scheduled for April 1, 2012

(d)	Outline of JSA Voluntary Retirement Program

(i)	Eligible persons	Employees who are at least 35 years of age and less than 60 years of age as of January 31, 2012

(ii)	Number of persons	Approximately 20 persons

(iii)	Acceptance period	March 1, 2012 to March 5, 2012

(iv)	Retirement date	March 30, 2012

(v)	Incentives

 Program participants will be paid a special retirement bonus in addition to the retirement allowance.

‚ Program participants requesting assistance in finding new employment will be provided outplacement counseling by an outside outplacement counseling firm.

(e)	Revised Forecasts for Consolidated Financial Results for the Fiscal Year Ending March 31, 2012 (April 1, 2011 to March 31, 2012)

	Consolidated revenues	Consolidated operating income	Consolidated recurring profits	Consolidated net income	Consolidated net income per share
	million yen	million yen	million yen	million yen	yen
Previous forecast (A)	36,000	200	1,000	200	6.13
Revised forecast (B)	35,000	0	700	(3,300)	(101.13)
Change (B-A)	(1,000)	(200)	(300)	(3,500)
Change (%)	(2.8)	—	(30.0)	—
(Reference) Consolidated financial results for the fiscal year ended March 31, 2011	37,707	157	1,728	(618)	(18.96)

ƒ	Revision of Forecast of Dividends

On January 31, 2012, JBIS released a “Notice Regarding the Revision of Forecast for the Year-end Dividend for the Fiscal Year Ending March 31, 2012.” According to this release, at its Board of Directors’ meeting held on January 31, 2012, JBIS revised its forecast for the year-end dividend for the fiscal year ending March 31, 2012, announced on May 11, 2011, and resolved that no dividend for the fiscal year ending March 31, 2012 will be declared on the conditions that the Tender Offer be successfully consummated. For more information, please refer to the content of such release.